As filed with the Securities and Exchange Commission on March 28, 2006
                                                    Registration No. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                                 AUTOINFO, INC.

             (Exact name of Registrant as specified in its charter)

           Delaware                              4731                      13-2867481
(State or Other Jurisdiction of      (Primary Standard Industrial       (I.R.S. Employer
Incorporation or Organization)       Classification Code Number)      Identification No.)

                                 AutoInfo, Inc.
                         6413 Congress Avenue, Suite 260
                            Boca Raton, Florida 33487
                                 (561) 988-9456
                            (561) 994-8033 Facsimile
    (Address, including zip code, and telephone number, including area code, of Registrant's executive offices)

                    -----------------------------------------

                                  Harry Wachtel
                             Chief Executive Officer
                         6413 Congress Avenue, Suite 260
                            Boca Raton, Florida 33487
                                 (561) 988-9456
                            (561) 994-8033 Facsimile
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                   -------------------------------------------

                                    Copy to:

                              Kenneth S. Rose, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                                 405 Park Avenue
                            New York, New York 10022
                                 (212) 838-5030
                            (212) 838-9190 Facsimile

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                            -----------------------

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================
Title of Each Class of                     Proposed Maximum        Proposed Maximum
  Securities to be       Amount To Be     Offering Price Per      Aggregate Offering           Amount of
     Registered           Registered           Share (1)              Price (1)            Registration Fee
---------------------------------------------------------------------------------------------------------------
Common stock, $.001
par value                  5,383,333             $0.76                $4,091,333                $437.77
===============================================================================================================

(1) In accordance with Rule 457(c), the aggregate offering price per share is estimated solely for purposes of calculating the Registration fee, using the average of the high and low sales price reported by the OTC bulletin board for the common stock on March 27, 2006.

                             -----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

================================================================================

PROSPECTUS (Subject to Completion)
Dated March 28, 2006

                                5,383,333 SHARES
                                       of
                                  COMMON STOCK

                                 AUTOINFO, INC.
                                 --------------

      The selling stockholders named in this prospectus, Kinderhook Partners, LP and Vinoray R. Shah, are offering up to 5,383,333 shares of our common stock they own. We will not receive any of the proceeds from the sale of the shares. We will bear all costs relating to the offer and sale of the shares, which we expect will be approximately $13,000. However, the selling stockholders will pay any commissions, fees and discounts of underwriters, brokers, dealers or agents.

      Each selling stockholder will sell the shares whenever it chooses to do so at varying prices to be determined at the time of each sale either based upon prevailing market conditions or at negotiated prices. Each selling stockholder may sell these shares directly to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from either the selling stockholder or the purchasers of the shares or both of them. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

      Our common stock is quoted on the OTC Bulletin Board under the trading symbol "AUTO." The high and low prices for our common stock on the OTC Bulletin Board were $0.75 and $0.77 on March 27, 2006.

      See "Risk Factors" beginning on page 6 of this prospectus for the factors you should consider before buying shares of our common stock.

      No underwriter or person has been engaged by us to facilitate the sale of the shares of common stock in this offering. This offering will continue for up to 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission or for so long thereafter as sales of shares offered by the selling stockholder would otherwise be subject to volume limitations imposed by Rule 144 under the Securities Act of 1933, as amended.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved these shares or determined that this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

                 The date of this Prospectus is _________, 2006

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

Business overview

      Through our wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), we are a non-asset based transportation services company. As a non-asset based provider of brokerage and contract carrier transportation services, we do not own any equipment and our services are provided through our strategic alliances with less than truckload, truckload, air, rail, ocean common carriers and independent owner-operators to service our customers' needs. Our brokerage services are provided though a network of independent sales agents throughout the United States and Canada. Our contract carrier services, which commenced in 2003, are also provided through a network of independent sales agents and independent owner-operators throughout the United States. These services generated gross revenue, net revenue and net income of approximately $68.0 million, $13.6 million and $3.6 million, respectively, during our most recently completed fiscal year.

Strategy

      Our strategy is to continue to expand through affiliations with independent sales agents and through internal expansion. We intend to seek, on a selective basis, acquisition of businesses that have product lines or services which complement and expand our existing services and product lines, and provide us with strategic distribution locations or attractive customer bases. Our ability to implement our growth strategy will be dependent on our ability to identify and affiliate with these new agents on desirable economic terms.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Contact information

      Our principal executive office is located at 6413 Congress Avenue, Suite 260, Boca Raton, Florida 33487, and our telephone number is (561) 988-9456. Our Web address is www.suntecktransport.com. None of the information on our Web site is part of this prospectus.

                                                           The Offering
                                                           ------------
Securities offered......................................   5,383,333 shares of common stock.

Shares of common stock to be outstanding after this
     offering...........................................   31,798,856(1)

Selling Stockholders                                       Kinderhook Partners, LP and Vinoray R. Shah

Proceeds:..............................................    We will not receive any of the proceeds from the sale of
                                                           the shares. Although we will not receive the proceeds
                                                           from the sale of shares in this offering, we will bear
                                                           all costs relating to the offer and sale of the shares,
                                                           which we expect will be approximately $13,000. However,
                                                           the selling stockholders will pay any commissions, fees
                                                           and discounts of underwriters, brokers, dealers or
                                                           agents.

Risk factors:..........................................    The offering involves a high degree of risk. Please
                                                           refer to "Risk Factors" beginning on page 6 of this
                                                           prospectus for a description of the risk factors you
                                                           should consider before buying shares of our common
                                                           stock.

OTC bulletin board symbol:..............................   AUTO

----------
(1) Assumes no exercise of options outstanding immediately before this offering covering 7,153,516 shares of our common stock.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          Summary Financial Information

      The table below sets forth a summary of our statement of operations data as of December 31, 2005, 2004 and 2003.

                                              Years Ended December 31,
                                                      (Audited)
                                          2005           2004             2003
                                      ----------      ----------      ----------
Statement of Operations Data:
                                       (in thousands, except for per share data)

Gross revenue                             68,040          46,492          27,171

Net revenue                               13,554           8,734           5,076

Net income                                 3,608           1,466           1,300

Net income per share (basic)          $     0.11      $     0.05      $     0.05
Net income per share (diluted)        $     0.11      $     0.04      $     0.05

Weighted average number of shares
   outstanding (basic)                31,520,000      30,915,000      27,355,000
Weighted average number of shares
   outstanding (diluted)              33,920,000      33,438,000      28,789,000

      The table below sets forth a summary of our balance sheet data as of December 31, 2005 and 2004.

                                                       December 31,
                                                        (Audited)
                                                  2005              2004
                                               ---------         ---------
          -----------------------------
          Balance Sheet Data:                        (in thousands)
          -----------------------------

          Cash and cash equivalents            $     419         $      38
          Accounts receivable, net                12,735             9,658
          Total assets                            16,646            11,795
          Total liabilities                        8,515             7,383
          Deficit                               (11,084)          (14,692)
          Stockholders' equity                     8,131             4,412

--------------------------------------------------------------------------------

                                  RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase any shares.

We are dependent upon independent commissioned sales agents who have direct relationships with our customers.

      A substantial portion of our business is originated by our network of independent sales agents. Most of these sales agents work with us on an exclusive basis. We do not have non-compete or non-solicitation agreements with these agents. These contracts are typically terminable upon 10 to 30 days notice by either party and do not restrict the ability of a former agent to compete with Sunteck following termination. As a result, if sales representatives terminate their affiliation with us, our revenue and results of operations could be adversely affected.

We are dependent on third party capacity providers.

      We do not own trucks or other transportation equipment and rely on third party capacity providers, including independent owner operators, unrelated trucking companies, railroads and air cargo carriers to transport freight for our customers. We compete with motor carriers and other third parties for the services of independent owner operators and other third party capacity providers. A significant decrease in available capacity provided by either our independent owner operators or other third party capacity providers could have a material adverse effect on our results of operations and revenue.

Decreased  demand  for  transportation   services  could  adversely  affect  our
operating results.

      The transportation industry historically has experienced cyclical financial results as a result of slowdowns in economic activity, the business cycles of customers, price increases by capacity providers, interest rate fluctuations, and other economic factors beyond our control. Certain of our third party capacity providers can be expected to charge higher prices to cover increased operating expenses, and our operating income may decline if we are unable to pass through to our customers the full amount of these higher transportation costs. If a slowdown in economic activity or a downturn in our customers' business cycles causes a reduction in the volume of freight shipped by those customers, our operating results could be materially adversely affected.

We have limited marketing and sales capabilities and must make sales in fragmented markets.

      Our future success depends, to a great extent, on our ability to successfully market our services through our network of independent agents. Our sales and marketing capabilities are more limited than many of our competitors who have captive internal sales forces and greater financial resources than us. We cannot assure you that any marketing and sales efforts undertaken on our behalf will be successful or will result in any significant sales.

Our industry is intensely competitive, which may adversely affect our operations and financial results.

      All our markets are intensely competitive and numerous companies offer services that compete with our services. We anticipate that competition for our services will continue to increase. Many of our competitors have substantially greater capital resources, sales and marketing resources and experience. We cannot assure you that we will be able to effectively compete with our competitors in effecting our business expansion plans.

We depend on the continued services of our president.

      Our future success depends, in part, on the continuing efforts of our president, Harry Wachtel, who conceived our strategic plan and who is responsible for executing that plan. The loss of Mr. Wachtel would adversely affect our business. At this time we do not have any term "key man" insurance on Mr. Wachtel. If we lose the services of Mr. Wachtel, our business, operations, and financial condition would be materially adversely affected.

We must attract and retain qualified personnel.

      As we implement our business growth strategy, significant demands will be placed on our managerial, financial and other resources. One of the keys to our future success will be our ability to attract and retain highly qualified marketing, sales and administrative personnel. Competition for qualified personnel in these areas is intense and we will be competing for their services with companies that have substantially greater resources than we do. We cannot assure you that we will be able to identify, attract and retain personnel with skills and experience necessary and relevant to the future operations of our business. Our inability to retain or attract qualified personnel in these areas could have a material adverse effect on our business and results of operations.

We may require additional financing in the future, which may not be available on acceptable terms.

      Depending on our ability to generate revenues, we may require additional funds to expand our business operations and for working capital and general corporate purposes. Any additional equity financing may be dilutive to stockholders, and debt financings may involve restrictive covenants that limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our ability to expand operations may be materially adversely affected.

Our principal stockholders have substantial control over our affairs.

      As of March 7, 2006, our president, Harry Wachtel, owned approximately 16.4% of the issued and outstanding shares of our common stock. Further, James
T. Martin and Kinderhook Partners, LP, two significant stockholders, owned approximately 19.7% and 19.4%, respectively, of the issued and outstanding shares of our common stock. As a result, either Mr. Wachtel, Mr. Martin or Kinderhook Partners, LP could assert control over our affairs, including the election of directors and any proposals regarding a sale of the company or its assets or a merger. In addition, this concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably.

Our stock price is volatile and could be further affected by events not within our control.

      The market price of our common stock has historically experienced and may continue to experience significant volatility. For the 52-week period ended March 24, 2006, our closing stock price has ranged from $0.40 to $0.90. On March 27, 2006, our closing stock price was $0.77.

      The trading price of our common stock has been volatile and will continue to be subject to:

      o     volatility in the trading markets generally;

      o     significant fluctuations in our quarterly operating results; and

      o     announcements   regarding  our  business  or  the  business  of  our
            competitors.

      Statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could also have an adverse effect on the market price of our common stock. In addition, the stock market as a whole has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many small-cap companies and which often have been unrelated to the operating performance of these companies.

The price of our common stock may be adversely affected by the possible issuance of shares of our common stock as a result of the exercise of outstanding options.

      We have granted options covering approximately 7.2 million shares of our common stock. As a result of the actual or potential sale of these shares into the market, our common stock price may decrease.

Future sales of our common stock may adversely affect our common stock price.

      If our stockholders sell a large number of shares of common stock or if we issue a large number of shares in connection with future acquisitions or financings, the market price of our common stock could decline significantly. In addition, the perception in the public market that our stockholders might sell a large number of shares of common stock could cause a decline in the market price of our common stock.

Some provisions in our charter documents and bylaws may have anti-takeover effects.

      Our certificate of incorporation and bylaws contain provisions that may make it more difficult for a third party to acquire us, with the result that it may deter potential suitors. For example, our board of directors is authorized, without action of the stockholders, to issue authorized but unissued common and preferred stock. The existence of authorized but unissued common and preferred stock enables us to discourage or to make it more difficult to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

We have agreed to limitations on the potential liability of our directors.

      Our certificate of incorporation provides that, in general, directors will not be personally liable for monetary damages to the company or our stockholders for a breach of fiduciary duty. Although this limitation of liability does not affect the availability of equitable remedies such as injunctive relief or recission, the presence of these provisions in the certificate of incorporation could prevent us from recovering monetary damages.

Liquidity on the OTC Bulletin Board is limited, and we may be unable to obtain listing of our common stock on a more liquid market.

      Our common stock is quoted on the Nasdaq OTC Bulletin Board, which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the Nasdaq National or SmallCap Market). We do not currently meet the minimum trading price requirement for listing on the Nasdaq SmallCap Market or the American Stock Exchange. There is uncertainty that we will ever be accepted for a listing on an automated quotation system or securities exchange.

Our common stock has been thinly traded, and the public market may provide little or no liquidity for holders of our common stock.

      Purchasers of shares of our common stock may find it difficult to resell their shares at prices quoted in the market or at all. There is currently a limited volume of trading in our common stock, and on many days there has been no trading activity at all. Due to the historically low trading price of our common stock, many brokerage firms may be unwilling to effect transactions in our common stock, particularly because low-priced securities are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities (generally those below $5.00 per share). We cannot predict when or whether investor interest in our common stock might lead to an increase in its market price or the development of a more active trading market or how liquid that market might become.

The application of the "penny stock" rules could adversely effect the market price of our common stock.

      As long as the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell the common stock and may affect a stockholder's ability to resell the common stock.

      Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

                           FORWARD-LOOKING STATEMENTS

      Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "our future success depends," "seek to continue," or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in this "Risk Factors" section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we
cannot   guarantee   future   results,   levels  of  activity,   performance  or
achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                 USE OF PROCEEDS

      All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

                                 DIVIDEND POLICY

      We have not declared or paid any dividends in the last two years and we do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will be dependent upon our fiscal condition, results of operations capital requirements and other factors our board of directors may deem relevant.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2005 and 2004:

                                                             December 31,
                                                             ------------
                                                       2005                2004
                                                       ----                ----
                                                              (Audited)
                                                              ---------
                                                   -------------------------------
Current liabilities:
    Loan payable                                   $  1,280,000       $  1,998,000
    Accounts payable and accrued liabilities          7,235,000          5,385,000
                                                   ------------       ------------
       Total current liabilities                   $  8,515,000       $  7,383,000
                                                   ------------       ------------

Stockholders' Equity

    Common stock -- authorized 100,000,000
    shares $.001 par value; issued and
    outstanding --31,624,000 and 31,218,000
    shares as of December 31, 2005 and 2004,
    respectively                                   $     32,000       $     31,000

    Preferred stock -- authorized 10,000,000
    shares $.001 par value; issued and
    outstanding --0 shares as of December 31,
    2005 and 2004                                            --                 --

    Other capital                                       549,000            324,000
    Deferred compensation                              (413,000)          (277,000)
    Additional paid-in capital                       19,047,000         19,026,000
    Deficit                                         (11,084,000)       (14,692,000)
                                                   ------------       ------------
       Total stockholders' equity                  $  8,131,000       $  4,412,000
                                                   ------------       ------------

                        PRICE RANGES OF OUR COMMON STOCK

      Our common stock is not listed on any stock exchange. Our common stock is traded over-the-counter on the Over-the-Counter Electronic Bulletin Board ("OTCBB") under the symbol "Auto." The following table sets forth the high and low bid information for the common stock for the periods presented, as reported by the OTCBB. The bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

              Year Ended December 31, 2005        High       Low

              First quarter                      $0.70      $0.28
              Second quarter                      0.67       0.41
              Third quarter                       0.51       0.32
              Fourth quarter                      0.61       0.32

              Year Ended December 31, 2004        High        Low

              First quarter                      $0.70      $0.28
              Second quarter                      0.67       0.41
              Third quarter                       0.51       0.32
              Fourth quarter                      0.61       0.32

      As of March 27, 2006, the closing bid price per share for our common stock, as reported on the OTCBB was $0.77 As of March 27, 2006, we had approximately 1,000 beneficial stockholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following is a summary of our selected consolidated financial data for the years ended December 31, 2005, 2004, 2003, 2002, and 2001. The financial data has been derived from our audited consolidated financial statements and accompanying notes.

      The selected financial data set forth below should be read together with, and are qualified by reference to, the "Management's Discussion and Analysis of Financial condition and Results of Operations" section of this prospectus and our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

000's omitted, except for per share data                           Year ended December 31,
                                              ---------------------------------------------------------------------
                                                 2005           2004           2003           2002           2001
                                              ---------      ---------      ---------      ---------      ---------
Statement of Operations Data:
------------------------------------
Gross revenues                                $  68,040      $  46,492      $  27,171      $  18,863      $   8,029

Net revenues (1)                                 13,554          8,734          5,076          3,368          1,567

Net  income (loss)                            $   3,608      $   1,466      $   1,300      $     340      $     (15)

Net income (loss) per share (2) (3)
     Basic                                          .11      $     .05      $     .05      $     .01      $    (.00)
     Diluted                                        .11      $     .04      $     .05      $     .01      $    (.00)

(1) Net revenues are determined by deducting cost of transportation from gross revenues. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) The common stock equivalents for the year ended December 31, 2005, 2004, 2003 and 2002 were 2,400,000, 2,523,000, 1,434,000 and 635,000.

(3) The common stock equivalents for the year ended December 31, 2001 was 30,000. The common stock equivalents for these shares were not included in the calculation of diluted income (loss) per common share because the effect would have been antidilutive.

000's omitted                                                          As at December 31,
                                              -----------------------------------------------------------------------
                                                 2005            2004            2003           2002           2001
                                              ---------      ---------        ---------       ---------     ---------
Balance Sheet Data:
----------------------------
Cash and cash equivalents                     $     419      $      38        $     133       $     684     $     898
Accounts receivable, net                         12,735          9,658            4,881           2,996         1,358
Total assets                                     16,646         11,795            6,286           3,944         2,458
Total liabilities                                 8,515          7,383            4,394           3,356         2,215
Deficit                                        (11,084)       (14,692)          (16,158)       (17,458)      (17,798)
Stockholders' equity                              8,131          4,412            1,892             588           243

                SUPPLEMENTARY CONSOLIDATED FINANCIAL INFORMATION

      The following is our unaudited quarterly supplementary consolidated financial information for the years ended December 31, 2005 and 2004.

      The financial data set forth below are qualified by reference to our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

                                                    Year Ended December 31, 2005
                                                            Quarter Ended
                                  ------------------------------------------------------------------
                                      Mar 31           June 30           Sept 30           Dec 31
                                  ------------      ------------      ------------      ------------
Gross revenues                    $ 14,915,000      $ 15,477,000      $ 17,336,000      $ 20,312,000
                                  ------------      ------------      ------------      ------------

                                  ------------      ------------      ------------      ------------
Net  income                       $    393,000      $    441,000      $    580,000      $  2,194,000
                                  ============      ============      ============      ============

Basic net income per share        $       .013      $       .014      $       .018      $       .069
                                  ------------      ------------      ------------      ------------
Diluted net income per share      $       .011      $       .013      $       .017      $       .065
                                  ============      ============      ============      ============

                                                  Year Ended December 31, 2004
                                                            Quarter Ended
                                  ------------------------------------------------------------------
                                     Mar 31            June 30           Sept 30           Dec 31
                                  ------------      ------------      ------------      ------------

Gross revenues                    $  8,159,000      $ 10,960,000      $ 12,938,000      $ 14,435,000
                                  ------------      ------------      ------------      ------------

                                  ------------      ------------      ------------      ------------
Net  income                       $    176,000      $    271,000      $    278,000      $    741,000
                                  ============      ============      ============      ============

Basic net income per share        $       .006      $       .009      $       .009      $       .023
                                  ------------      ------------      ------------      ------------
Diluted net income per share      $       .005      $       .008      $       .008      $       .022
                                  ============      ============      ============      ============

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Cautionary statement identifying important factors that could cause our actual results to differ from those projected in forward looking statements.

      Readers of this prospectus are advised that this document contains both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of revenues, income or loss, earnings per share, capital expenditures, dividends, capital structure and other financial items, (ii) statements of our plans and objectives with respect to business transactions and enhancement of stockholder value, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about our business prospects.

      This prospectus also identifies important factors, which could cause actual results to differ materially from those indicated by the forward looking statements. These risks and uncertainties include the factors discussed under the heading "Risk Factors" beginning at page 6 of this prospectus.

      The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this prospectust.

Overview

      Through our wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), we are a non-asset based transportation services company, providing transportation capacity and related transportation services to shippers throughout the United States, and to a lesser extent, Canada. As a non-asset based provider of brokerage and contract carrier transportation services, we do not own any equipment and our services are provided through our strategic alliances with less than truckload, truckload, air, rail, ocean common carriers and independent owner-operators to service our customers' needs. Our non-asset based services include ground transportation coast to coast, local pick up and delivery, air freight and ocean freight. Our business services emphasize safety, information coordination and customer service and are delivered through a network of independent commissioned sales agents and third party capacity providers coordinated by us. The independent commissioned sales agents typically enter into exclusive contractual arrangements with us and are responsible for locating freight and coordinating the transportation of the freight with customers and capacity providers. The third party capacity providers consist of independent contractors who provide truck capacity to us, including owner-operators who operate under our contract carrier license, air cargo carriers and railroads. Through this network of agents and capacity providers, we operate a transportation services business with revenue, net revenue and net income of approximately $68.0 million, $13.6 million and $3.6 million, respectively, during our most recently completed fiscal year.

      Our brokerage services are provided though a network of independent sales agents throughout the United States and Canada. Our services include arranging for the transport of customers' freight from the shippers location to the designated destination. We do not own any trucking equipment and rely on independent carriers for the movement of customers' freight. We seek to establish long-term relationships with our customers and provide a variety of logistics services and solutions to eliminate inefficiencies in our customers' supply chain management.

      Our contract carrier services, which commenced in 2003, are also provided through a network of independent sales agents and independent owner-operators throughout the United States. We do no own any trucking equipment; our independent owner-operators lease onto our operating authority and transport freight under the Sunteck name.

      The most significant factors in our growth during the past two years have been internal growth experienced by our existing agents and the expansion of our brokerage services agent, contract carrier services agent and owner-operator networks. This growth is readily measured by the number of transactions we have processed, which increased from 30,800 in 2003 to 43,300 in 2004 and to 53,300 is 2005, an increase of 41% from
2003 to 2004 and 23% from 2004 to 2005. The average revenue dollar per load in our broker division also increased by 28% in 2004 as compared to 2003 and by 22% in 2005 as compared to 2004. This is the result of several factors including an increase in truckload business versus less than truckload at higher per load revenues, the addition of sales agents hauling heavy equipment at higher per load revenues, an increase in long-haul versus short-haul volume and, to a lesser degree, a general increase in prices.

      During the next twelve months, we plan to continue to offer our brokerage and contract carrier transportation services and expand our agent network. We are presently profitable and have adequate available lines of credit to satisfy our working capital requirements during the next twelve months.

Results of operations

Comparison of 2005 vs 2004

      During the year ended December 31, 2005, we continued to implement our strategic growth business plan consisting primarily of the expansion of client services, the opening of regional operations centers in key geographical markets and the addition of independent sales agents providing brokerage and contract carrier services. Our net revenues (gross revenues less cost of transportation) are the primary indicator of our ability to source, add value and resell services that are provided by third parties and are considered to be the primary measurement of growth. Therefore, the discussion of the results of operations below focuses on the changes in our net revenues. The increases in net revenues and all related cost and expense categories are the direct result of our business expansion.

The following table represents certain statement of operation data as a percentage of net revenues:

                                             2005           2004
                                           ---------     ---------

           Net revenues                      100.0%        100.0%

              Commissions                     61.6%         59.3%
              Operating expenses              22.2%         28.8%
              Interest expense                  .4%           .6%
              Income taxes (benefit)         (10.8)%        (5.5)%

           Net income                         26.6%         16.8%

Revenues

      Gross revenues, consisting of freight fees and other related services revenue, totaled $68,040,000 for the year ended December 31, 2005, as compared with $46,492,000 in the prior year, an increase of 46%. Net revenues were $13,554,000 for the year ended December 31, 2005, as compared with $8,734,000 in the prior year, an increase of 55%.

      Gross revenues from brokerage services increased to $58,150,000 from $36,931,000 and net revenues increased to $11,887,000 from $7,032,000 in the prior year. This increase is the direct result of the continued expansion of our agent network and customer base which resulted in a 29% increase in the number of transactions processed and a 22% increase in the average dollar amount per load.

      Gross revenues from contract carrier services increased to $9,890,000 from $9,561,000 and net revenues decreased to $1,667,000 from 1,702,000 in the prior year. Gross revenues increased approximately 3% for the year. However, there were fluctuations during the year in the number of agents and owner-operators due to the termination of agents and the addition of new agents. As a result of these fluctuations, gross revenues during the first quarter of 2005 increased by 94% over the corresponding 2004 period and decreased 9%, 17% and 6% for the second, third and fourth quarters, respectively, as compared to the corresponding quarters of 2004. The decrease in net revenues is primarily the result of higher fuel costs and an increase in fuel service and detention charges which are passed directly through to our owner operators, thereby reducing net revenues as a percentage of gross revenues.

Costs and expenses

      Commissions totaled $8,348,000 for the year ended December 31, 2005, as compared with $5,179,000 in the prior year, an increase of 61%. This increase is the direct result of the continued expansion of our agent network and customer base. As a percentage of net revenues, commissions were 62% for the year ended December 31, 2005 as compared with 59% in the prior year. This increase is the direct result of the expansion of our agent network at higher commission rates and additional bonuses earned after certain monthly benchmarks are achieved.

      Operating expenses totaled $3,005,000 for the year ended December 31, 2005, as compared with $2,519,000 in the prior year. As a percentage of net revenues, operating expenses were 22% for the year ended December 31, 2005 as compared with 29% in the prior year. This decrease is the direct result of our ability to leverage selling, general and administrative expenses in connection with business expansion. We have increased administrative staff commensurate with the increase in transaction volume. In February 2005, we moved our headquarters increasing our space to 5,300 square feet. We presently have adequate facilities and management to handle the present and anticipated transaction volume in 2006 without a significant increase in overhead.

      Interest expense was $56,000 for the year ended December 31, 2005 as compared with $50,000 in the prior year. This increase is primarily the result of increased average borrowings and the increase in the prime lending rate from 4% at the beginning of 2004 to 7.25% by the end of 2005. Our line of credit facility is at a interest rate of prime + 1/2%.

Income tax

      The income tax benefit of $1,463,000 for the year ended December 31, 2005 consisted of a benefit of $2,304,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of the utilization of the deferred tax benefit of $718,000 and state income taxes of $123,000. The income tax benefit of $480,000 for the year ended December 31, 2004 consisted of a benefit of $873,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of the utilization of the deferred tax benefit of $336,000 and state income taxes of $57,000. Based upon available objective evidence, including our post-merger history of profitability, we believe that it is more likely than not that forecasted taxable income will be sufficient to utilize a portion of the net operating loss carryforward before its expiration in 2014. Accordingly, in 2005 the valuation allowance was reduced by $2,304,000.

Comparison of 2004 vs 2003

      During the year ended December 31, 2004, we continued to implement our strategic growth business plan consisting primarily of the expansion of client services, the opening of regional operations centers in key geographical markets and the addition of independent sales agents providing brokerage and contract carrier services. Our net revenues (gross revenues less cost of transportation) are the primary indicator of our ability to source, add value and resell services that are provided by third parties and are considered to be the primary measurement of growth. Therefore, the discussion of the results of operations below focuses on the changes in our net revenues. The increases in net revenues and all related cost and expense categories are the direct result of our business expansion.

The following table represents certain statement of operation data as a percentage of net revenues:

                                              2004         2003
                                            -------      -------

           Net revenues                      100.0%       100.0%

              Commissions                     59.3%        58.2%
              Operating expenses              28.8%        28.9%
              Interest expense                  .6%         2.2%
              Income taxes (benefit)          (5.5)%      (14.9)%

           Net income                         16.8%        25.6%

Revenues

      Gross revenues, consisting of freight fees and other related services revenue, totaled $46,492,000 for the year ended December 31, 2004, as compared with $27,171,000 in the prior year, an increase of 71%. Net revenues were $8,734,000 for the year ended December 31, 2004, as compared with $5,076,000 in the prior year, an increase of 72%.

      Gross revenues from brokerage services increased to $36,931,000 from $25,106,000 and net revenues increased to $7,032,000 from $4,685,000 in the prior year. This increase is the direct result of the continued expansion of our agent network and customer base which resulted in a 15% increase in the number of transactions processed and a 28% increase in the average dollar amount per load.

      Gross revenues from contract carrier services, which we began offering in 2003, increased to $9,561,000 from $2,065,000 and net revenues increased to $1,702,000 from $391,000 in the prior year. This increase is the direct result of the operation of our contract services for a full year and expansion of our agent network and customer base which resulted in a 426% increase in the number of transactions processed.

Costs and expenses

      Commissions totaled $5,179,000 for the year ended December 31, 2004, as compared with $2,955,000 in the prior year, an increase of 75%. This increase is the direct result of the continued expansion of our agent network and customer base. As a percentage of net revenues, commissions were 59% for the year ended December 31, 2004 as compared with 58% in the prior year.

      Operating expenses totaled $2,519,000 for the year ended December 31, 2004, as compared with $1,466,000 in the prior year. As a percentage of net revenues, operating expenses were 29% for the years ended December 31, 2004 and 2003. This is the direct result of our ability to leverage selling, general and administrative expenses in connection with business expansion. We have increased administrative staff commensurate with the increase in transaction volume.

      Interest expense was $50,000 for the year ended December 31, 2004 as compared with $109,000 in the prior year. This decrease is primarily the result of borrowings pursuant to our line of credit, secured in May 2003 at a interest rate of prime + 1/2%, and the corresponding repayment in May 2003 of our $500,000 loan at an interest rate of 17%.

Income tax

      The income tax benefit of $480,000 for the year ended December 31, 2004 consisted of a benefit of $873,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of the utilization of the deferred tax benefit of $336,000 and state income taxes of $57,000. The income tax benefit of $754,000 for the year ended December 31, 2003 consisted of $784,000 resulting from the anticipated future utilization of an available federal tax loss carryforward, net of state income taxes of $30,000. Based upon available objective evidence, including our post-merger history of profitability, we believe that it is more likely than not that forecasted taxable income will be sufficient to utilize a portion of the net operating loss carryforward before its expiration in 2014. Accordingly, in 2004 the valuation allowance was reduced by $873,000.

Trends and uncertainties

      The transportation industry is highly competitive and highly fragmented. In our brokerage services, our primary competitors are other non-asset based as well as asset based third party logistics companies, freight brokers, carriers offering logistics services and freight forwarders. In our contract carrier services, our competitors are other contract carriers and common carriers. We also compete with customers' and shippers' internal traffic and transportation departments as well as carriers internal sales and marketing departments directly seeking shippers' freight. We anticipate that competition for our services will continue to increase. Many of our competitors have substantially greater capital resources, sales and marketing resources and experience. We cannot assure you that we will be able to effectively compete with our competitors in effecting our business expansion plans. The most significant trend contributing to our growth during the past two years has been the expansion of our brokerage services agent network and contract carrier agent and owner operator network. Sales agents are independent contractors and, as such, there are no assurances that we can either maintain our existing agent network or continue to expand this network.

      For the year ended December 31, 2005, we increased gross revenues from $46.5 million to $68.0 million and had net income of $3,608,000 as compared with $1,466,000 in the prior year. As of December 31, 2005, we had an accumulated deficit of $11.1 million. Factors that could adversely affect our operating results include:

            o     the success of Sunteck in expanding  its business  operations;
                  and

            o     changes in general economic conditions.

      Depending on our ability to generate revenues, we may require additional funds to expand our business operations and for working capital and general corporate purposes. Any additional equity financing may be dilutive to stockholders, and debt financings may involve restrictive covenants that further limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our ability to expand our operations may be materially adversely affected.

Liquidity and capital resources

      During the past two years, our sources for cash have been the cash flow generated from operations and available borrowings under lines of credit.

      At December 31, 2005, we had outstanding $1,280,000 pursuant to our $2,500,000 line of credit. The line of credit, obtained from a bank in May 2003, is subject to the maintenance of certain financial covenants, is secured by accounts receivable and other operating assets, and matures in June 2006. We believe that we have sufficient working capital to meet our short-term operating needs and that we will be able to increase, extend or replace the line of credit on terms acceptable to us.

      At December 31, 2005, we had liquid assets of approximately $419,000. Available cash is used to reduce borrowings on our line of credit.

      The total amount of debt outstanding at December 31, 2005 and 2004 was $1,280,000 and $1,998,000, respectively. The following table presents our debt instruments and their weighted average interest rates at December 31, 2005 and 2004, respectively:

                                           Weighted
                                           Average                    Weighted
                                Balance      Rate        Balance    Average Rate
                             ---------------------------------------------------
                                       2005                      2004
                             ---------------------------------------------------

      Line of Credit         $1,280,000      6.4%      $1,998,000       5.2%

      Inflation and changing prices had no material impact on our revenues or the results of operations for the year ended December 31, 2005.

      In January 2004, we sold 1,333,333 shares of our common stock for cash proceeds of $417,000. Simultaneously, in a related transaction, our 12% convertible debentures were converted into 2,300,000 shares of common stock. The result of these transactions was an increase in cash of $417,000, a decrease in debt of $575,000 and an increase in equity of $1,017,000. The cash proceeds of $417,000 were used to reduce the outstanding balance under our line of credit.

Critical Accounting Policies

      Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the Notes to Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. The most significant areas involving our estimates and assumptions are described below. Actual results could differ materially from our estimates under different assumptions or conditions.

Revenue Recognition

      As a third party transportation logistics provider, we act as the shippers' agent and arrange for a carrier to handle the freight. Gross revenues consist of the total dollar value of services purchased by shippers. Revenue is recognized upon the delivery of freight, at which time the related transportation cost, including commission, is also recognized. At that time, our obligations are completed and collection of receivables is reasonably assured.

      Emerging Issues Task Force No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent" (EITF 99-19), establishes criteria for recognizing revenues on a gross or net basis. We are the primary obligor in our transactions, have all credit risk, maintain substantially all risk and rewards, have discretion in selecting the supplier, and latitude in pricing decisions. Accordingly, we record all transactions at the gross amount, consistent with the provisions of EITF 99-19.

Income Taxes

      The deferred tax asset represents expected future tax savings resulting from our net operating loss carryforward.

As of December 31, 2005, we had a net operating loss carryforward of approximately $14.3 million for federal income tax purposes which expire through 2014. Utilization of this benefit is primarily subject to the extent of our future earnings, and may be limited by, among other things, shareholder changes, including the possible issuance of additional shares in one or more financing or acquisition transactions. We have established a valuation allowance for the portion of possible tax savings not likely to be realized by the end of the carryforward period.

Provision For Doubtful Accounts

      We continuously monitor the creditworthiness of our customers and have established an allowance for amounts that may become uncollectible in the future based on current economic trends, our historical payment and bad debt write-off experience, and any specific customer related collection issues.

Recently Issued Accounting Standards

      In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which supersedes Accounting Principles Bulletin (APB) Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
The adoption of SFAS 154 is not expected to have a material impact on our consolidated financial statements.

      In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" (SFAS 123R), which is a revision of SFAS No. 123 and supersedes APB No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires employee stock options to be valued at fair value on the date of grant, and charged to expense in the Company's consolidated financial statements over the applicable vesting period. We will adopt the new standard using the modified prospective method in the first quarter of 2006. Under this method, compensation cost is recognized beginning with the effective date for all share based payments granted after the effective date and for all awards granted to employees prior to the effective date that remain unvested. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows", requiring that any excess tax benefits received upon the exercise of options be reflected as financing cash inflows rather than operating cash inflows. Adoption of SFAS 123R will not change our accounting for non-employee stock options. Based on current employee stock options outstanding, management estimates that adoption of SFAS 123R will result in compensation expense related to employee stock options of approximately $18,000 in 2006.

Off-balance Sheet Arrangements

      We do not have any off-balance sheet arrangements.

Contractual Obligations

      The following table summarizes our contractual obligations as of December 31, 2005:

---------------------------------------------------------------------------------------------------------
                                                          Payments due by period
   Contractual Obligations       ------------------------------------------------------------------------
                                                 Less than 1                               More than 5
                                    Total            year        1-3 years    3-5 years        years
---------------------------------------------------------------------------------------------------------
Operating Lease Obligations      $  303,000      $   68,000      $141,000      $94,000           --
---------------------------------------------------------------------------------------------------------
Line of Credit                    1,280,000       1,280,000            --           --           --
---------------------------------------------------------------------------------------------------------
Total                            $1,583,000      $1,348,000      $141,000      $94,000           --
---------------------------------------------------------------------------------------------------------

BUSINESS

Overview

      Through our wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), we are a non-asset based transportation services company, providing transportation capacity and related transportation services to shippers throughout the United States, and to a lesser extent, Canada. As a non-asset based provider of brokerage and contract carrier transportation services, we do not own any equipment and our services are provided through our strategic alliances with less than truckload, truckload, air, rail, ocean common carriers and independent owner-operators to service our customers' needs. Our non-asset based services include ground transportation coast to coast, local pick up and delivery, air freight and ocean freight. Our business services emphasize safety, information coordination and customer service and are delivered through a network of independent commissioned sales agents and third party capacity providers coordinated by us. The independent commissioned sales agents typically enter into exclusive contractual arrangements with us and are responsible for locating freight and coordinating the transportation of the freight with customers and capacity providers. The third party capacity providers consist of independent contractors who provide truck capacity to us, including owner-operators who operate under our contract carrier license, air cargo carriers and railroads. Through this network of agents and capacity providers, we operate a transportation services business with revenue, net revenue and net income of approximately $68.0 million, $13.6 million and $3.6 million, respectively, during our most recently completed fiscal year.

      Our brokerage services are provided though a network of independent sales agents throughout the United States and Canada. Our services include arranging for the transport of customers' freight from the shippers location to the designated destination. We do not own any trucking equipment and rely on independent carriers for the movement of customers' freight. We seek to establish long-term relationships with our customers and provide a variety of logistics services and solutions to eliminate inefficiencies in our customers' supply chain management.

      Our contract carrier services, which commenced in 2003, are also provided through a network of independent sales agents and independent owner-operators throughout the United States. We do not own any trucking equipment; our independent owner-operators lease onto our operating authority and transport freight under the Sunteck name.

Strategy

      Our strategy is to continue to expand through affiliations with independent sales agents and through internal expansion. We have been successful at expanding our brokerage sales agent network and now have representatives throughout the United States and Canada. We have also been successful in expanding our contract carriers services. In addition, we have experienced internal expansion as many of our existing agents have expanded their customer base and increased the number of transactions generated. We intend to seek, on a selective basis, acquisition of businesses that have services which complement and expand our existing services, and provide us with strategic distribution locations or attractive customer bases. Our ability to implement our growth strategy will be dependent on our ability to identify and affiliate with these agents on desirable economic terms.

Company background

      AutoInfo, Inc. was organized under the laws of the State of New York in 1976 and reincorporated under the laws of Delaware in 1987. In December 2000, we acquired Sunteck in a merger transaction.

The industry

      Prior to the mid 1980's, the trucking industry was regulated by the Interstate Commerce Commission. Deregulation brought new breath and life to the industry. This also brought with it the problem of how to navigate the transportation highway. Shippers found it difficult to locate carriers and carriers found that it was expensive to find freight. Enter the third party transportation providers-intermediaries (freight brokers, freight forwarders and logistics providers). The third party intermediary connects the shipper and the carrier and helps manage the flow of goods.

      The present market for freight moved by truck is estimated by management to exceed $200 billion per year. This is a highly fragmented industry comprised of common carriers, contract carriers, freight forwarders and freight brokers.

      The actual movement of goods is accomplished by trucking (consisting of local, over the road, truckload, and less than truckload shipments), air freight (time sensitive in nature), rail freight (non time sensitive in nature and usually less expensive than truck) and ocean freight (generally in containerized ships). Other services provided include warehousing and distribution.

      There are several trends which are relevant to the continued dependency upon and growth of the trucking industry:

o  Just in time service   With new  technology  and a premium  on cost  savings,
                          businesses are able to maintain smaller inventories, thereby reducing carrying costs and warehouse space requirements. The impact on the freight industry is more shipments of smaller quantities that are more time sensitive and, therefore, more costly.

o  Outsourcing            Companies  have found it to be more cost effective and
                          efficient to eliminate company owned truck fleets and rely upon others to handle their trucking and shipping needs.

o  Logistics              Small to medium size  businesses,  with less  frequent
                          shipping  requirements,  utilize  logistics  providers
                          (freight brokers, etc.) to manage all aspects of the transportation, warehousing and delivery needs.

      The market for third party logistics providers is highly fragmented. It is comprised primarily of full service logistics providers, freight brokers, independent sales agents and sales representatives. Sales agents often work out of home-based offices or small regional sales offices and affiliate themselves with full service brokers to provide back-office services including load dispatching, bonding and licensing, billing, collection and other administrative services. Sales representatives vary from experienced people with years of freight industry experience and established client relationships to telemarketing personnel cold calling shippers and dispatchers.

      Third party logistics companies provide numerous services to clients on an outsourced basis, by contract and on demand. The continued growth of this industry has created secondary market opportunities to provide low-cost delivery to the endpoint, in addition to supply chain services of warehousing, inventory management and electronic interface with customers and suppliers. Third party logistics companies provide customized domestic and international freight transportation of customers' goods and packages via truck, rail, airplane and ship, and provide warehousing and storage of those goods. Many companies utilize information systems and expertise to reduce inventories, cut transportation costs, speed delivery and improve customer service. The third-party logistics services business has been bolstered in recent years by the competitiveness of the global economy, which causes shippers to focus on reducing handling costs, operating with lower inventories and shortening inventory transit times. Using a network of transportation, handling and storage providers in multiple transportation modes, third-party logistics services companies seek to improve their customers' operating efficiency by reducing their inventory levels and related handling costs. Many third-party logistics service providers are non-asset-based, primarily utilizing physical assets owned by others in multiple transport modes.

      The third-party logistics services business increasingly relies upon advanced information technology to link the shipper with its inventory and as an analytical tool to optimize transportation solutions. This trend favors the larger, more professionally managed companies that have the resources to support a sophisticated information technology infrastructure. By outsourcing all non-core business services to third party providers, companies can help to control costs, eliminate staff and focus on internal business.

Operations and systems

      In our brokerage services, we process approximately 3,600 freight orders per month. Our sales agents throughout the United States and Canada receive customers' freight requirements daily. All agents make appropriate carrier arrangements for the pick-up and timely delivery of customers' freight.

      In our contract carrier services, we process approximately 850 freight orders per month. Our sales agents in our seven regional operating centers and representatives in nine states receive customers' freight requirements daily and, utilizing their respective owner-operators, make appropriate carrier arrangements for the pick-up and timely delivery of customers' freight. In addition, utilizing various sources including numerous internet based freight posting boards, our agents locate additional freight to maximize utilization of available capacity and minimize deadhead miles, or miles driven generating little or no revenue. A typical owner-operator will generate $2,500 per week in revenues.

      Our sales agents vary in level of experience from agents with years of freight industry experience and established client relationships to a more limited number of inexperienced telemarketing and operations personnel working under the direct supervision and training of experienced sales agents and dispatchers.

      We rely exclusively on independent third parties for our hauling capacity. These third party capacity providers consist of our independent owner-operators, unrelated trucking companies, air cargo carriers and railroads. Our use of capacity provided by our independent owner-operators, and other third party capacity providers, allows us to maintain a lower level of capital investment, resulting in lower fixed costs.

      We utilize a state-of-the-art proprietary internet based order entry system. All agents access our Web -based platform and orders are entered into a customized traffic management system, which enables us to monitor the status of all orders, generate customer billing and provide detailed transactional reports in our Florida corporate headquarters. We use these reports to monitor customer logistics and transportation usage, track customer and carrier historical data, generate detailed financial and accounting data and provide our customers with details of their supply chain activity. We maintain dual off-site storage and back-up facilities to insure data integrity and safety.

Suppliers

      We use the services of various third party transportation companies. During 2005, no third party provider handled more than 10% of our shipping volume (measured by revenue).

Customers

      We strive to establish long-term customer relationships and, by providing a full range of logistics and supply chain services, we seek to increase our level of business with each customer. We service customers ranging from Fortune 100 companies to small businesses in a variety of industries. During 2005, no customer accounted for more than 10% of our revenues. We typically receive credit applications from all customers, review credit references and perform credit checks to ensure credit worthiness.

      Sunteck has achieved revenue growth through the addition of independent sales agents, the opening of new operations offices, an increase in the number of customers serviced, and the expansion of the logistics and supply chain services we provide.

      Each operations office markets our full range of supply chain services to existing customers and pursues new customers within its local markets. We build new customer relationships by exploiting our range of logistics and supply chain services, the traffic lanes we commonly service, carrier relationships and capabilities, our industry specific expertise and our sales agents individual knowledge and experience.

      Our growth model is focused on adding sales agents in strategic markets. As this agent network is further established and expanded, we believe that significant other opportunities will emerge. Larger sales agents offices often have their own equipment (truck space), which presents the opportunity to maximize available freight and load capacity thereby increasing gross margins above historical levels. In addition, sales representatives will be added to regional operating office sales agent locations to increase market penetration. Since representatives work on a commission basis, this expansion essentially comes at no additional overhead outlay.

      Significant opportunities for expansion and growth also includes strategic alliances with other service freight broker groups. This strategy will enable us to achieve strong regional penetration into new geographical markets and increase back office capabilities to service the agent network.

Competition

      The transportation industry is highly competitive and highly fragmented. In our brokerage services, our primary competitors are other non-asset based as well as asset based third party logistics companies, freight brokers, carriers offering logistics services and freight forwarders. In our contract carrier services, our competitors are other contract carriers and common carriers. We also compete with customers' and shippers' internal traffic and transportation departments as well as carriers internal sales and marketing departments directly seeking shippers' freight. We generally compete on the basis of price and the range of logistics and supply chain services offered.

Government regulation

      Our industry has long been subject to government legislation and regulation. Over the years, many changes in these laws and regulations have affected the industry and caused changes in the operating practices and the cost of providing transportation services. We cannot predict what effect, if any, legislative and regulatory changes may have on the industry in the future.

      We are licensed by the United States Department of Transportation (DOT) as a broker arranging the movement of materials by motor carrier. In this capacity, we are required to meet certain qualifications to enable us to conduct business, which includes the compliance with certain surety bond requirements. We are also licensed by the DOT as a contract carrier arranging the movement of materials by motor carrier. In this capacity, we are required to meet certain qualifications to enable us to conduct business, which includes the maintenance of $1,000,000 of general liability insurance and $100,000 of cargo insurance.

      If we fail to comply with, or lose, any required licenses, governmental regulators could assess penalties or issue a cease and desist order against our operations that are not in compliance.

Risk and liability

      In our brokerage services, we do not assume liability for loss or damage to freight; we act as the shipper's agent and arrange for a carrier to handle the freight. Therefore, we do not take possession of the shipper's freight and, accordingly, we are not liable for the carrier's negligence or failure to perform. We do assist our customers in the processing and collection of any claim. The Federal Highway Administration requires us to maintain a surety bond of $10,000, which is intended to show our financial responsibility and provide surety for the arrangements with shippers and carriers. In addition, we maintain $100,000 of contingent cargo liability insurance.

      In our contract carrier services business, we are liable for loss or damage to our customers' freight. We maintain cargo liability insurance coverage with a policy limit of $100,000 per occurrence. We have not incurred any material losses to date. Any such losses in excess of insurance limits would be accounted for as incurred for financial reporting purposes.

Employees

      As of March 3, 2006, we had 35 full-time employees. None of our employees are represented by a labor union and we believe that our relationship with our employees is good.

Available Information

      Our Web site address is www.suntecktransport.com. We are not including the information contained on our Web site as part of, or incorporating it by reference into, this prospectus. We make available free of charge through our Web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC).

      In connection with the shares offered by this prospectus, we have filed a registration statement on Form S-1 under the Securities Act with the SEC. This prospectus, filed as part of that registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our shares and us you should refer to the registration statement and the accompanying exhibits and schedules. With respect to statements contained in this prospectus regarding the contents of any contract or any other document, you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to.

      The public may read and copy any materials we file with the SEC, including a copy of the registration statement and the accompanying exhibits, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC. The Web site address is www.sec.gov.

Properties

      We lease approximately 5,300 square feet of space for our executive offices and the headquarters of Sunteck at

6413 Congress Avenue, Boca Raton, Florida. This lease runs through April 2010 and provides for aggregate rent payments of $57,000 for the thirteen months ending February 2006, $61,000 for the thirteen months ending March 2007, $65,000 for the thirteen months ending April 2008, $68,000 for the twelve months ended April 2009 and $71,000 for the twelve months ended April 2010. We lease 1,100 square feet for our operating office at 315 Main Street, Pineville, North Carolina. The lease runs through February 2008 and provides for an annual rental of $13,000.

Legal proceedings

      We are not a party to any material legal proceedings.

                                   MANAGEMENT

Executive officers and directors

      The following table sets forth the names, ages and positions of our directors, executive officers and key employees:

Name                             Age            Position
----                             ---            --------
Peter C. Einselen                66             Director
Thomas C. Robertson              60             Director
Harry Wachtel                    47             President, chief executive officer and director
Mark Weiss                       46             National account executive and director
William Wunderlich               58             Chief financial officer

      PETER C. EINSELEN has been a director since January 1999. Mr. Einselen has been an account executive since 1990 and served as senior vice president from 1990 to 2001 of Anderson & Strudwick, a brokerage firm. From 1983 to 1990, Mr. Einselen was employed by Scott and Stringfellow, Incorporated, a brokerage firm.

      THOMAS C. ROBERTSON has been a director since January 1999. Mr. Robertson has been senior vice president since 2004 and was president and chief financial officer from 1988 to 2004 and a director from 1988 to 2005 of Anderson & Strudwick, a brokerage firm. Mr. Robertson has been president of Gardner & Robertson, a money management firm, since 1997.

      HARRY WACHTEL joined us in conjunction with the acquisition of Sunteck and has been a director, and our president and chief executive officer since December 7, 2000. Since 1997, he has been president of Sunteck. From 1992 to 1997, he served as vice president of sales and marketing for Pioneer Services, Inc., a third party, non-asset based transportation logistics provider.

      MARK WEISS joined us in conjunction with the acquisition of Sunteck and has been a director since December 7, 2000. Since 1997, he has been employed by Sunteck as a national account executive. From 1994 to 1997 he served as a national account executive for Pioneer Services, Inc., a third party, non-asset based transportation logistics provider. Mr. Weiss is the brother-in-law of Mr. Wunderlich, our executive vice president and chief financial officer.

      WILLIAM WUNDERLICH joined us in October 1992 as our vice president - finance, became chief financial officer in January 1993, president in January 1999 and, in conjunction with the acquisition of Sunteck, became executive vice president in December 2000. From 1990 to 1992, he served as vice president of Goldstein Affiliates, Inc., a public adjusting company. From 1981 to 1990, he served as executive vice president, chief financial officer and a director of Novo Corporation, a manufacturer of consumer products. Mr. Wunderlich is a Certified Public Accountant with a B.A. degree in Accounting and Economics from the City University of New York at Queens College. Mr. Wunderlich is the brother-in-law of Mr. Weiss, one of our directors.

Director Compensation

      We do not pay any directors' fees. Directors are reimbursed for the costs relating to attending board and committee meetings. During 2005, Peter C. Einselen and Thomas C. Robertson, our non-employee directors, each were granted options to purchase 100,000 shares of our common stock at prices ranging from $0.46 to $0.65 per share, 110% of the fair market value on the date of grant.

Committees of the Board of Directors

      Our board of directors has an audit committee and a compensation committee. The audit committee reviews the scope and results of the audit and other services provided by our independent accountants and our internal controls. The compensation committee is responsible for the approval of compensation arrangements for our officers and the review of our compensation plans and policies. Each committee is comprised of Messrs. Einselen and Robertson, our non-employee independent outside directors.

Audit Committee Matters

      Under its charter, the audit committee must pre-approve all engagements of our independent auditor unless an exception to such pre-approval exists under the Securities Exchange Act of 1934 or the rules of the Securities and Exchange Commission (SEC). Each year, the independent auditor's retention to audit our financial statements, including the associated fee, is approved by the committee before the filing of the preceding year's annual report on Form 10-K. At the beginning of the fiscal year, the audit committee will evaluate other known potential engagements of the independent auditor, including the scope of the work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. At each subsequent committee meeting, the committee will receive updates on the services actually provided by the independent auditor, and management may present additional services for approval. Typically, these would be services such as due diligence for an acquisition that would not have been known at the beginning of the year

      Since the May 6, 2003 effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of Dworken, Hillman, LaMorte & Sterczala, P.C. was approved in advance by the audit committee, and none of those engagements made use of the de minimus exception to pre-approval contained in the SEC's rules.

      Our board has determined that the chairman of the audit committee, Mr. Robertson, is an "audit committee financial expert," as that term is defined in
Item 401(h) of Regulation S-K, and "independent" for purposes of current and recently-adopted Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

Compensation Committee Interlocks and Insider Participation

      During 2005, the compensation committee consisted of Messrs. Einselen and Robertson, both of whom are non-employee directors. In December 2000, we issued 10-year 12% subordinated convertible debentures in the aggregate principal amount of $50,000 to Messrs. Einselen and Robertson. In January 2004, these debentures were acquired by Kinderhook Partners, LP, in a private placement transaction from the holders and were subsequently converted in shares of our common stock. To our knowledge, no member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

                        REPORT OF COMPENSATION COMMITTEE

To the Board of Directors:

Compensation policies applicable to executive officers

      The purpose of the Company's executive compensation program is to attract, retain and motivate qualified executives to manage the business of the Company so as to maximize profits and shareholder value. Executive compensation in the aggregate is made up principally of the executive's annual base salary, a bonus based upon operating earnings, a discretionary bonus which may be awarded by the Company's Compensation Committee and awards of Company stock or stock options under the Company's Stock Option Plans. The Company's Compensation Committee annually considers and makes recommendations to the Board of Directors as to executive compensation including changes in base salary, bonuses and awards of Company stock or stock options.

      Consistent with the above-noted purpose of the executive compensation program, it is the policy of the Compensation Committee, in recommending the aggregate annual compensation of executive officers of the Company, to consider the overall performance of the Company and the individual contribution and performance of the executive. The performance of the Company is the significant factor. While shareholders' total return is important and is considered by the Compensation Committee, it is subject to the vagaries of the public market place and the Company's compensation program focuses on the Company's strategic plans, corporate performance measures, and specific corporate goals which should lead to a favorable stock price. The corporate performance measure which the Compensation Committee considers include sales, earnings, return on equity and comparisons of sales and earnings with prior years and with budgets.

      The Compensation Committee does not rely on any fixed formulae or specific numerical criteria in determining an executive's aggregate compensation. It considers both corporate and personal performance criteria, competitive compensation levels, the economic environment and changes in the cost of living as well as the recommendations of management. The Compensation Committee then exercises business judgment based on all of these criteria and the purposes of the executive compensation program.

Compensation of the chief executive officer

      Mr. Wachtel's base salary of $205,000 and bonus of $125,000 for 2005 was based principally on his rights under his employment agreement with the Company.

      Mr. Wunderlich's base salary of $100,000 and bonus of $125,000 for 2005 was based principally on his rights under his employment agreement with the Company.

      Section  162(m)  of  the  Internal   Revenue  Code  of  1996,  as  amended
(the"Code"), generally disallows a tax deduction to public companies for compensation over $1 million paid to the Company's chief executive officer and four other most highly compensated executive officers, unless the compensation is considered performance based. The compensation disclosed in this report does not exceed the $1 million limit, and executive compensation for 2006 is also expected to qualify for deductibility. The Company currently intends to structure the performance-based portion of its executive officers' compensation to achieve maximum deductibility under Section 162(m) of the code with minimal sacrifices in flexibility and corporate objective.

                  Respectfully submitted,

                  AutoInfo, Inc. Compensation Committee
                  (Thomas Robertson and Peter Einselin)

                               COMPANY PERFORMANCE
     AND COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG AUTOINFO, INC.,
                           THE NASDAQ COMPOSITE INDEX,
                     AND THE DOW JONES TRANSPORTATION INDEX

            The following graph shows a five year comparison of cumulative total returns for AutoInfo, the NASDAQ Composite Index, and the Nasdaq Transportation Index.

         [THE DATA BELOW REPRESENTS A LINE CHART IN THE PRINTED REPORT]

                                           DOW JONES
           NASDAQ COMPOSITE INDEX     TRANSPORTATION INDEX      AUTOINFO, INC.

2000*               1.00                      1.00                   1.00
2001                0.79                      0.73                   4.00
2002                0.54                      0.78                   6.33
2003                0.81                      1.02                   9.67
2004                0.88                      1.29                  20.33
2005                0.89                      1.42                  19.33

                             EXECUTIVE COMPENSATION

Summary compensation.

      The following table sets forth certain information concerning compensation paid for services in all capacities awarded to, earned by or paid to our chief executive officer and the other most highly compensated executive officers during 2005, 2004 and 2003 whose aggregate compensation exceeded $100,000 ("Named Executive Officers").

                                                                                                          All other
Name and principal position                                Salary                 Bonus                 compensation
------------------------------------------------        -------------          ----------              ---------------
Harry Wachtel
President and chief executive officer
    2005........................................           $205,000              $125,000                      --
    2004........................................           $205,000              $125,000                      --
    2003........................................           $175,000              $ 51,531                      --

William Wunderlich
Executive vice president and chief financial
    officer
    2005........................................           $100,000              $125,000                      --
    2004........................................           $100,000              $125,000                      --
    2003........................................            $93,750              $ 55,281                      --

Mark Weiss
National account executive
    2005........................................           $122,703                    --                      --
    2004........................................           $107,503                    --                      --
    2003........................................           $118,592                    --                      --

Option grants during the year ended December 31, 2005, 2004 and 2003

      Our compensation committee did not grant any options to the Named Executive Officers during the years ended December 31, 2005, 2004 and 2003.

      Option exercises and year-end option values. The following table provides information with respect to options exercised by the Named Executive Officers during 2005 and the number and value of unexercised options held by the Named Executive Officers as of December 31, 2005.

    Aggregated Option Exercise in Last Fiscal Year and Year-End Option Values

                                                                     Number of Shares Underlying     Value of Unexercised In-the-
                                                                    Unexercised Options at Fiscal       Money Options At Fiscal
                                                                             Year-End                          Year-End (2)
                         Shares Acquired                            ----------------------------      ---------------------------
Name                       on Exercise      Value Realized (1)      Exercisable    Unexercisable      Exercisable   Unexercisable
----                       -----------      ------------------      -----------    -------------      -----------   -------------
Harry Wachtel                     --                    --                 --            --                  --          --
Mark Weiss                        --                    --                 --            --                  --          --
William Wunderlich            40,000               $17,000            770,000            --            $370,000          --

----------
(1) For the purposes of this calculation, value is based upon the difference between the exercise price of the options and the stock price at date of exercise.

(2) For the purposes of this calculation, value is based upon the difference between the exercise price of the exercisable and unexercisable options and the stock price at December 31, 2005 of $0.58 per share.

                      Equity Compensation Plan Information
                          Year Ended December 31, 2005

                                                                                              Number of securities
                                                                                             remaining available for
                                          Number of securities       Weighted-average         future issuance under
                                           to be issued upon         exercise price of         equity compensation
                                              exercise of               outstanding             plans (excluding
                                          outstanding options,       options, warrants       securities reflected in
           Plan Category                  warrants and rights           and rights                 column (a))
-------------------------------------    -----------------------    --------------------    --------------------------
                                                  (a)                        (b)                       (c)
Equity compensation plans
   approved by security holders
   (1985, 1986, 1989, 1992,
   1997, 1999, 2003 and 2005
   Stock Option Plans) (1).......              7,081,000                   $0.37                     958,000
                                         =======================    ====================    ==========================

Total                                          7,081,000                   $0.37                     958,000
                                         =======================    ====================    ==========================

(1) We do not have any equity compensation plans which have not been approved by security holders.

Employment Agreements

      We have employment agreements with Messrs. Wachtel and Wunderlich providing for their employment, as our chief executive officer and chief financial officer, respectively, for terms expiring on December 31, 2008, subject to automatic one-year renewals unless either party gives written notice ninety days prior to the end of the then current term of the agreement. The agreements provide for annual base salaries of $250,000 and $175,000, respectively, and for participation in all executive benefit plans. Each of Mr. Wachtel's and Mr. Wunderlich's agreements provide that they will each be entitled to a bonus equal to 10% of our consolidated pre-tax profit (as defined in their respective employment agreements) up to $1,250,000 and 5% of our consolidated pre-tax profit in excess of $1,250,000. Further, Mr. Wachtel's agreement provides, among other things, that, if employment is terminated without cause (as defined therein) or if he terminates his employment for good reason (as defined therein) or within six months after a change of control (as defined therein), we will pay him an amount equal to his then current base salary plus the average incentive compensation due to him during the remaining term of the agreement.

Limitation of directors' liability and indemnification

      Our certificate of incorporation limits the liability of individual directors for specified breaches of their fiduciary duty. The effect of this provision is to eliminate the liability of directors for monetary damages arising out of their failure, through negligent or grossly negligent conduct, to satisfy their duty of care, which requires them to exercise informed business judgment. The liability of directors under the federal securities laws is not affected. A director may be liable for monetary damages only if a claimant can show receipt of financial benefit to which the director is not entitled, intentional infliction of harm on us or on our shareholders, a violation of section 174 of the Delaware General Corporation Law (dealing with unlawful distributions to shareholders effected by vote of directors), and any amended or successor provision thereto, or an intentional violation of criminal law.

      Our certificate of incorporation also provides that we will indemnify each of our directors or officers, and their heirs, administrators, successors and assigns against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid or to be paid in settlement before or after suit is commenced, actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding, in which they, or any of them are made parties, or which may be asserted against them or any of them by reason of being, or having been, directors or officers of the corporation, except in relation to such matters in which such director or officer shall be adjudged to be liable for his own negligence or misconduct in the performance of his duty.

      There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which we are required or permitted to provide indemnification, except as set forth under Certain Relationships and Related Party Transactions. We are also not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons under our certificate of incorporation, we have been informed that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Code of ethics

      We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions. This code of ethics is posted on our Web site at www.suntecktransport.com.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In December 2000, we obtained financing totaling $575,000, including $363,000 from certain related parties, in the form of ten year 12% subordinated convertible debentures. The financing was provided in part by Harry Wachtel, our president and chief executive officer ($200,000), William Wunderlich, our chief financial officer ($25,000), two of our outside independent directors, Peter Einselen ($25,000) and Thomas Robertson ($25,000), and James Martin, a significant stockholder ($88,000). Interest of $4,000 and $69,000 was charged to operations in 2004 and 2003, respectively. In January 2004, these debentures were acquired by Kinderhook Partners, LP in a private placement transaction from the holders and were subsequently converted into 2,300,000 shares of our common stock.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding the beneficial ownership of our common shares as of the date of this prospectus by:

      o each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding common shares;

      o     each of our directors;

      o each executive officer named in the summary compensation table above; and

      o     all of our directors and executive officers as a group.

      We determined beneficial ownership in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated, we believe that the persons or entities named in the following table have sole voting and investment power with respect to all shares of common stock as beneficially owned by them, subject to community property laws where applicable.

                Name of                          Shares of Common Stock                      Percentage
          Beneficial Owner (1)                     Beneficially Owned                       Of Ownership
          --------------------                     ------------------                       ------------
(i) Directors and Executive
Officers
Harry Wachtel                                         6,510,000 (2)                               20.5%
Thomas C. Robertson                                     380,000 (3)                                1.2%
Peter C. Einselen                                       510,000 (3)                                1.6%
Mark Weiss                                              900,000 (5)                                2.8%
William I. Wunderlich                                 1,322,000 (4)(6)                             4.1%
All executive officers and directors as
a group (5 persons)                                   8,315,000 (7)                               25.1%

(ii) 5% Stockholders
James T. Martin                                       6,270,000                                   19.7%
Kinderhook Partners, LP                               6,125,812                                   19.3%

----------
(1) Unless otherwise indicated below, each director, executive officer and each 5% stockholder has sole voting and investment power with respect to all shares beneficially owned. The address for Mr. Wachtel, Mr. Weiss and Mr. Wunderlich is c/o AutoInfo, Inc., 6413 Congress Avenue, Suite 260, Boca Raton, FL 33487. The address for Mr. Martin is c/o Bermuda Trust Company, Compass Point Road, 9 Bermudian Road, Hamilton HM11, Bermuda. The address for Kinderhook Partners, LP is One Executive Drive, Suite 160, Fort Lee, NJ 07024.

(2) Includes 1,307,000 shares with respect to which Mr. Wachtel has been granted voting rights pursuant to voting proxy agreements.

(3)   Includes 280,000 shares issuable upon the exercise of stock options.

(4)   Includes 280,000 shares issuable upon the exercise of stock options.

(5) Includes 900,000 with respect to which Mr. Weiss has granted voting rights to Mr. Wachtel pursuant to a voting proxy agreement. Mr. Weiss retains full control over the disposition of these shares.

(6) Includes 407,000 with respect to which Mr. Wunderlich has granted voting rights to Mr. Wachtel pursuant to a voting proxy agreement. Mr. Wunderlich retains full control over the disposition of these shares.

(7) Assumes that all currently exercisable options or warrants owned by members of this group have been exercised.

                            DESCRIPTION OF SECURITIES

      Our authorized capital stock consists of 110,000,000 shares, including 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Our board of directors may designate the rights and preferences of the preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the company. See "Anti-Takeover Provisions." As of March 27, 2006, there were issued and outstanding 31,798,856 shares of common stock and no shares of preferred stock.

      The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation does not impose any supermajority vote requirements.

Common stock

      Under our Restated Certificate of Incorporation, shares of our common stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

      Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Accordingly, subject to any voting rights of holders of any preferred stock that may be issued, holders of a plurality of our common stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election. The presence of a majority of the voting power of our outstanding capital stock constitutes a quorum.

      The holders of our common stock are entitled to dividends when and if declared by our board of directors from legally available funds. The holders of our common stock are also entitled to share pro rata in any distribution to stockholders upon our liquidation or dissolution.

      None of the shares of our common stock:

      o     have preemptive rights;

      o     are redeemable;

      o     are subject to assessments or further calls;

      o     have conversion rights; or

      o     have sinking fund provisions.

Preferred stock

      We are currently authorized to issue 10,000,000 shares of preferred stock in one or more series. No series has been designated. Our board of directors may determine the terms of the preferred stock at the time of its issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

      o voting rights, including the right to vote as a series on particular matters, which could be superior to those of our common stock;

      o preferences over our common stock as to dividends and distributions in liquidation;

      o conversion and redemption rights, including the right to convert into shares of our common stock; and

      o     sinking fund provisions.

Outstanding options and warrants

      At March 7, 2006, we had outstanding 7,153,516 stock options granted to employees and consultants. These options have exercise prices ranging from $0.05 to $0.65 per share, with an average weighted exercise price of $ 0.39, and expire between May 2007 and November 2013. Of the options outstanding at March 7, 2006, 3,077,831 are vested and currently exercisable.

Registration rights

      Other than the registration rights with respect to the shares offered by this Prospectus, we do not have any contractual obligations to register any shares of our common stock.

Voting rights

      In June 2001, each of William Wunderlich, our chief financial officer and Mark Weiss, a director, granted to Harry Wachtel, our president and chief executive officer, an irrevocable proxy to vote 750,000 and 1,000,000, respectively, of shares of our common stock they then owned. These proxies were granted in conjunction with the purchase by the holders of the subject shares from Mr. Wachtel in a private placement transaction. As of March 27, 2006, the irrevocable proxies with respect to 442,658 of these shares have been terminated, leaving Mr. Wachtel with irrevocable proxies covering the remaining 1,307,342 shares.

Transfer agent

      The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, located in New York, New York.

                              SELLING STOCKHOLDERS

      Kinderhook Partners, LP (Kinderhook) acquired the shares of common stock offered hereby in four transactions. In January 2004, 1,333,333 shares of common stock were acquired from us, in a private placement transaction, for a total consideration of $442,000, or approximately $0.33 per share. Simultaneously with this purchase, Kinderhook acquired all of our then outstanding 12% Convertible Debentures ($575,000 principal amount) in a private transaction with the existing debenture holders and immediately converted these debentures into 2,300,000 shares of common stock. Subsequently, in November 2004 and January 2006, Kinderhook and Shah acquired 727,500 and 966,576 shares of common stock from two of our affiliates, Mr. Wachtel and Mr. Wunderlich, in a private placement transaction, for $0.34 and $0.54 per share, respectively. Mr. Shah acquired his shares of common stock offered hereby in the November 2004 and January 2006 transactions on the same terms and conditions. In connection with each of these transactions, we undertook to file and process to effectiveness a resale prospectus covering the shares acquired.

      The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of March 24, 2006, by each selling stockholder. The number of shares in the column labeled "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. The table assumes that the selling stockholders will sell all of the shares offered under this prospectus. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares other than our agreement with the selling stockholder to maintain the effectiveness of this registration statement for up to two years. Each of the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sale of our shares under this prospectus.

                                    Number of                                           Number of
                                    shares Owned                       Number of        Shares Owned
Name and Address of                 Before the        Percentage       Shares           After the          Percentage
Beneficial Owner (1)                Offering          of Class         Offered          Offering           of Class
-------------------------------     --------------    ------------     -------------    ---------------    -----------
Kinderhook Partners, LP(2)...           6,125,812        19.3%            5,327,409        798,403            2.5%
Vinoray R. Shah                            55,924          (3)               55,924              0             (3)

----------
(1) The address of Kinderhook Partners, LP is One Executive Drive, Suite 160, Fort Lee, NJ 07024. The address of Vinoray R. Shah is 50 Hilltop Road, Longmeadow, MA 01106. None of the selling stockholders currently own any options, warrants or other derivative securities convertible into shares of our common stock.

(2) The General Partner of Kinderhook Partners, LP is Kinderhook GP, LLC. Stephen J. Clearman is the managing member of Kinderhook GP, LLC. Kinderhook GP, LLC and Stephen J. Clearman each disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein.

(3)   Less than 1%.

                              PLAN OF DISTRIBUTION

      We are registering shares of our common stock under the Securities Act for sale by the selling stockholder. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholder's interests. We have agreed to pay the costs and fees of registering the shares, including the preparation of the registration statement that includes this prospectus, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares, including attorneys' fees.

      The selling stockholders may sell the shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholder may sell some or all of their shares through:

      o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

      o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

      o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

      When selling the shares, the selling stockholders may enter into hedging transactions. For example, the selling stockholder may:

      o enter into transactions involving short sales of the shares by broker-dealers;

      o sell shares short themselves and redeliver such shares to close out their short positions;

      o enter into option or other types of transactions that require the selling stockholder to deliver shares to a broker-dealer, who will then resell or transfer the shares under this prospectus; or

      o loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

      The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholder may allow other broker-dealers to participate in resales. However, the selling stockholders may, and any broker-dealers involved in the sale or resale of the shares will, qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the Securities Act. If a selling stockholder qualifies as an "underwriter," it will be subject to the prospectus delivery requirements of
Section 5(b)(2) of the Securities Act.

      The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares pursuant to this prospectus. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the registration statement must be filed with the Securities and Exchange Commission.

      From time to time this prospectus will be supplemented and amended as required by the Securities Act of 1933, as amended. During any time when a supplement or amendment is so required, the selling stockholder is to cease sales until the prospectus has been supplemented or amended. Pursuant to the registration rights granted to certain of the selling stockholder, we have agreed to update and maintain the effectiveness of this prospectus.

      In addition to selling their shares under this prospectus, the selling stockholders may:

      o     agree  to  indemnify  any  broker-dealer  or agent  against  certain
            liabilities  related  to  the  selling  of  the  shares,   including
            liabilities arising under the Securities Act;

      o     transfer  its shares in other ways not  involving  market  makers or
            established   trading   markets,   including   directly   by   gift,
            distribution, or other transfer; or

      o sell its shares pursuant to Rule 144 under the Securities Act rather than pursuant to this prospectus, if the shares are eligible for such sale and the transaction meets the requirements of Rule 144.

                                  LEGAL MATTERS

      Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, New York, New York 10022 delivered an opinion that the issuance of the shares covered by this prospectus has been approved by our Board of Directors and that such shares, when issued, will be fully paid and non-assessable under Delaware law.

                                     EXPERTS

      Dworken, Hillman, LaMorte & Sterczala, P.C., independent registered public accounting firm, have audited our financial statements as of and for the years ended December 31, 2003, 2004 and 2005 as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Dworken, Hillman, LaMorte & Sterczala, P.C.'s report, given on their authority as experts in accounting and auditing.

                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

      Our Restated Certificate of Incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

      o for any breach of the director's duty of loyalty to us or our stockholders;

      o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

      o under section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

      o for any transaction from which the director derives an improper personal benefit.

      These provisions require us to indemnify our directors and officers unless restricted by Delaware law and eliminate the our rights and those of our stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect our ability or that of its stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

                           ---------------------------

                                Table of Contents

                                                                          Page
                                                                          ----
Prospectus Summary ..................................................      3
Risk Factors ........................................................
Forward Looking Statements ..........................................
Use of Proceeds .....................................................
Dividend Policy .....................................................
Capitalization ......................................................
Price Ranges of Our Common Stock ....................................
Selected Consolidated Financial Data ................................
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations .........................................
Business ............................................................
Management ..........................................................
Certain Relationships and Related
  Party Transactions ................................................
Security Ownership of Certain
  Beneficial Owners and
  Management ........................................................
Description of Securities ...........................................
Selling Stockholders ................................................
Plan of Distribution ................................................
Legal Matters .......................................................
Experts .............................................................
Index to Financial Statements .......................................      F-1

================================================================================

================================================================================

                                5,383,333 Shares

                                       of

                                  Common Stock

                                 AUTOINFO, INC.

                                  ------------

                                   PROSPECTUS

                                  ------------

                               _________ ___, 2006

================================================================================

                         AUTOINFO, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm                     F-2

Consolidated Balance Sheets as of December 31, 2005 and 2004                F-3

Consolidated Statements of Income for the Years Ended
         December 31, 2005, 2004 and 2003                                   F-4

Consolidated Statements of Stockholders' Equity for the Years Ended
         December 31, 2005, 2004 and 2003                                   F-5

Consolidated Statements of Cash Flows
         for the Years Ended December 31, 2005, 2004 and 2003               F-6

Notes to Consolidated Financial Statements                                  F-7

Information required by schedules called for under Regulation S-X is either not applicable or is included in the Consolidated Financial Statements or Notes thereto.

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AutoInfo, Inc.

We have audited the accompanying consolidated balance sheets of AutoInfo, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AutoInfo, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

February 3, 2006
Shelton, Connecticut


                                 /s/ Dworken, Hillman, LaMorte & Sterczala, P.C.
                                 -----------------------------------------------
                                 Dworken, Hillman, LaMorte & Sterczala, P.C.

                         AUTOINFO, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                             December 31,
                                                                    -------------------------------
                                                                        2005               2004
                                                                    ------------       ------------
               ASSETS (Note 2)

Current assets:
   Cash and cash equivalents                                        $    419,000       $     38,000
   Accounts receivable, net of allowance for doubtful accounts of $201,000 and $125,000 as of December 31, 2005 and
      2004, respectively                                              12,735,000          9,658,000
   Deferred income taxes  (Note 4)                                       860,000            369,000
   Other current assets                                                  255,000            679,000
                                                                    ------------       ------------

Total current assets                                                  14,269,000         10,744,000

Fixed assets, net of depreciation                                        292,000             69,000

Deferred income taxes (Note 4)                                         2,047,000            952,000

Other assets                                                              38,000             30,000
                                                                    ------------       ------------

                                                                    $ 16,646,000       $ 11,795,000
                                                                    ============       ============

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Loan payable (Note 2)                                            $  1,280,000       $  1,998,000
   Accounts payable and accrued liabilities                            7,235,000          5,385,000
                                                                    ------------       ------------

Total current liabilities                                              8,515,000          7,383,000
                                                                    ------------       ------------

Commitments and contingencies (Note 5)

Stockholders' equity : (Note 6)
  Common stock - authorized 100,000,000 shares, $.001 par
     value; issue and outstanding 31,624,000 and 31,218,000 as
     of December 31, 2005 and 2004, respectively                          32,000             31,000
  Other capital                                                          549,000            324,000
  Deferred compensation                                                 (413,000)          (277,000)
  Additional paid-in capital                                          19,047,000         19,026,000
  Deficit                                                            (11,084,000)       (14,692,000)
                                                                    ------------       ------------

  Total stockholders' equity                                           8,131,000          4,412,000
                                                                    ------------       ------------

                                                                    $ 16,646,000       $ 11,795,000
                                                                    ============       ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                          For The Years Ended December 31,
                                               --------------------------------------------------
                                                   2005               2004               2003
                                               ------------       ------------       ------------
Gross revenues                                 $ 68,040,000       $ 46,492,000       $ 27,171,000
Cost of transportation                           54,486,000         37,758,000         22,095,000
                                               ------------       ------------       ------------

Net revenues                                     13,554,000          8,734,000          5,076,000
                                               ------------       ------------       ------------

Commissions                                       8,348,000          5,179,000          2,955,000
Operating expenses                                3,005,000          2,519,000          1,466,000
                                               ------------       ------------       ------------
                                                 11,353,000          7,698,000          4,421,000
                                               ------------       ------------       ------------

Income from operations                            2,201,000          1,036,000            655,000

Interest expense (Note 3)                            56,000             50,000            109,000
                                               ------------       ------------       ------------

Income before income taxes (benefit)              2,145,000            986,000            546,000
Income taxes (benefit)  (Note 4)                 (1,463,000)          (480,000)          (754,000)
                                               ------------       ------------       ------------

Net income                                     $  3,608,000       $  1,466,000       $  1,300,000
                                               ============       ============       ============

Net income per share:
   Basic                                       $        .11       $        .05       $        .05
   Diluted                                     $        .11       $        .04                .05

Weighted average number of common shares:
   Basic                                         31,520,000         30,915,000         27,355,000
   Diluted                                       33,920,000         33,438,000         28,789,000

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                  Shares of
                                    Common                                                       Additional
                                    Stock           Common         Other          Deferred        Paid - In
                                 Outstanding        Stock         Capital       Compensation       Capital         Deficit
                                 -----------    ------------    ------------    ------------     -----------    ------------
Balance January 1, 2003           27,348,000    $     27,000    $               $                $18,019,000    $(17,458,000)

Exercise of stock options             35,000                                                           4,000

Net income                                                                                                         1,300,000
                                  ----------    ------------    ------------    ------------     -----------    ------------

Balance, December 31, 2003        27,383,000          27,000              --              --      18,023,000     (16,158,000)

Sale of common shares              1,333,000           2,000                                         415,000

Conversion of subordinated
 debentures (Note 3)               2,300,000           2,000                                         573,000

Exercise of stock options            202,000              --                                          15,000

Shares granted under stock
 option plans to non-employees                                       324,000        (324,000)

Compensation expense                                                                  47,000

Net income                                                                                                         1,466,000
                                  ----------    ------------    ------------    ------------     -----------    ------------

Balance, December 31, 2004        31,218,000    $     31,000    $    324,000    $   (277,000)    $19,026,000    $(14,692,000)

Exercise of stock options            406,000           1,000                                          21,000

Shares granted under stock
 option plans to non-employees                                       261,000        (261,000)

Cancellation of stock options                                        (36,000)         36,000

Compensation expense                                                                  89,000

Net income                                                                                                         3,608,000
                                  ----------    ------------    ------------    ------------     -----------    ------------

Balance, December 31, 2005        31,624,000    $     32,000    $    549,000    $   (413,000)    $19,047,000    $(11,084,000)
                                  ==========    ============    ============    ============     ===========    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              For The Years Ended December 31,
                                                            2005            2004            2003
                                                        -----------     -----------     -----------
Cash flows from operating activities:
  Net income                                            $ 3,608,000     $ 1,466,000     $ 1,300,000
  Adjustments to reconcile net income to net
   cash provided by (used in) operating activities:
      Change in allowance for doubtful accounts              76,000          65,000              --
      Depreciation and amortization expenses                 85,000          40,000          38,000
      Deferred compensation expense                          89,000          47,000              --
      Deferred income taxes                              (1,586,000)       (537,000)       (784,000)

Changes in assets and liabilities:
    Accounts receivable, net                             (3,153,000)     (4,842,000)     (1,885,000)
    Other current assets                                    424,000        (398,000)       (218,000)
    Other assets                                             (8,000)        105,000          (2,000)
    Accounts payable and accrued liabilities              1,850,000       2,612,000         492,000
                                                        -----------     -----------     -----------

Net cash provided by (used in) operating activities       1,385,000      (1,442,000)     (1,059,000)
                                                        -----------     -----------     -----------

Cash flows from investing activities:
    Capital expenditures                                   (307,000)        (37,000)        (42,000)
                                                        -----------     -----------     -----------

Net cash used in investing activities                      (307,000)        (37,000)        (42,000)
                                                        -----------     -----------     -----------

Cash flows from financing activities:
    Sale of common shares                                        --         417,000              --
    Exercise of stock options                                21,000          15,000           4,000
    (Decrease) increase in  loan payable, net              (718,000)        952,000         546,000
                                                        -----------     -----------     -----------

Net cash  provided by (used in) financing activities       (697,000)      1,384,000         550,000
                                                        -----------     -----------     -----------

Net change in cash and cash equivalents                     381,000         (95,000)       (551,000)
Cash and cash equivalents, beginning of year                 38,000         133,000         684,000
                                                        -----------     -----------     -----------

Cash and cash equivalents, end of year                  $   419,000     $    38,000     $   133,000
                                                        ===========     ===========     ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         AUTOINFO, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003

Note 1 - Business and Summary of Significant Accounting Policies

Business Overview

      Through its wholly-owned subsidiary, Sunteck Transport Co., Inc. (Sunteck), the Company is a non-asset based transportation services company, providing transportation capacity and related transportation services to shippers throughout the United States, and to a lesser extent, Canada. As a non-asset based provider of brokerage and contract carrier transportation services, the Company does not own any equipment and its services are provided through strategic alliances with less than truckload, truckload, air, rail, ocean common carriers and independent owner-operators to service customers' needs. The Company's non-asset based services include ground transportation coast to coast, local pick up and delivery, air freight and ocean freight. The Company's business services emphasize safety, information coordination and customer service and are delivered through a network of independent commissioned sales agents and third party capacity providers coordinated by it. The independent commissioned sales agents typically enter into exclusive contractual arrangements with the Company and are responsible for locating freight and coordinating the transportation of the freight with customers and capacity providers. The third party capacity providers consist of independent contractors who provide truck capacity to the Company, including owner-operators who operate under the Company's contract carrier license, air cargo carriers and railroads.

      The Company's brokerage services are provided though a network of independent sales agents throughout the United States and Canada. The Company's services include arranging for the transport of customers' freight from the shippers location to the designated destination. The Company does not own any trucking equipment and relies on independent carriers for the movement of customers' freight. The Company seeks to establish long-term relationships with its customers and provides a variety of logistics services and solutions to eliminate inefficiencies in itscustomers' supply chain management.

      The Company's contract carrier services, which commenced in 2003, are also provided through a network of independent sales agents and independent owner-operators throughout the United States. The Company does no own any trucking equipment; its independent owner-operators lease onto the Company's operating authority and transport freight under the its name.

Summary of Significant Accounting Policies

Basis of Presentation

      The financial statements of the Company have been prepared using the accrual basis of accounting under accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

      The consolidated financial statements include the accounts of the AutoInfo, Inc. (the Company), its wholly-owned subsidiary Sunteck Transport Co., Inc. and its wholly-owned subsidiary Sunteck Transport & Logistics, Inc., (collectively, Sunteck). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

      The preparation of these financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The Company believes that all such assumptions are reasonable and that all estimates are adequate, however, actual results could differ from those estimates.

Revenue Recognition

      As a third party transportation logistics provider, the Company acts as the shippers' agent and arranges for a carrier to handle the freight. Gross revenues consist of the total dollar value of services purchased by shippers. Revenue is recognized upon the delivery of freight, at which time the related transportation cost, including commission, is also recognized. At that time, the Company's obligations are completed and collection of receivables is reasonably assured.

      Emerging Issues Task Force No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent" (EITF 99-19), establishes criteria for recognizing revenues on a gross or net basis. The Company is the primary obligor in its transactions, has all credit risk, maintains substantially all risk and rewards, has discretion in selecting the supplier, and has latitude in pricing decisions. Accordingly, the Company records all transactions at the gross amount, consistent with the provisions of EITF 99-19.

Cash and Cash Equivalents

      Cash and cash equivalents consist of cash in banks.

Provision For Doubtful Accounts

      The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may become uncollectible in the future based on current economic trends, its historical payment and bad debt write-off experience, and any specific customer related collection issues.

Fixed Assets

      Fixed assets as of December 31, 2005 and 2004, consisting predominantly of furniture, fixtures equipment and proprietary software, were carried at cost net of accumulated depreciation. Depreciation of fixed assets was provided on the straight-line method over the estimated useful lives of the related assets which range from three to five years.

Income Per Share

      Basic income per share is based on net income divided by the weighted average number of common shares outstanding. Common stock equivalents outstanding were 2,400,000, 2,523,000 and 1,434,000 for the year ended December 31, 2005, 2004 and 2003, respectively.

Income Taxes

      The Company utilizes the asset and liability method for accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and future benefits to be recognized upon the utilization of certain operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

      The Company applies Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options issued to employees in the financial statements. As discussed below in "Recently Issued Accounting Standards", the Company will adopt SFAS 123R in the first quarter of 2006.

      The pro-forma effect of options issued to employees on net income and earnings per share, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS 123, was not material to the Company's results of operations.

      The Company accounts for stock options issued to non-employees using the fair value method in accordance with SFAS 123. Deferred compensation, representing the fair market value of the options issued utilizing the Black-Scholes option-pricing model, is charged to earnings over the vesting period.

Recently Issued Accounting Standards

      In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which supersedes Accounting Principles Bulletin (APB) Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
The adoption of SFAS 154 is not expected to have a material impact on our consolidated financial statements.

      In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" (SFAS 123R), which is a revision of SFAS No. 123 and supersedes APB No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires employee stock options to be valued at fair value on the date of grant, and charged to expense in the Company's consolidated financial statements over the applicable vesting period. We will adopt the new standard using the modified prospective method in the first quarter of 2006. Under this method, compensation cost is recognized beginning with the effective date for all share based payments granted after the effective date and for all awards granted to employees prior to the effective date that remain unvested. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows", requiring that any excess tax benefits received upon the exercise of options be reflected as financing cash inflows rather than operating cash inflows. Adoption of SFAS 123R will not change our accounting for non-employee stock options. Based on current employee stock options outstanding, management estimates that adoption of SFAS 123R will result in compensation expense related to employee stock options of approximately $18,000 in 2006.

Segment Information

      The Company provides transportation capacity and related logistics services through its integrated network of independent agents and third party capacity providers. For the purpose of applying Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", management has determined that it operates in a single business segment.

Reclassifications

      Certain prior year balances have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net income.

Note 2 - Debt

Loan Payable

      In May 2003, the Company entered into a $1.5 million Line of Credit, expiring in May 2004, with a commercial lending institution, secured by substantially all assets of the Company. In 2004, this Line of Credit was increased to $2.5 million, expiring in June 2006. The Line of Credit provides for interest at the prime rate plus 1/2% and the maintenance of certain financial covenants.

Note 3 - Related Party Transactions

      In December 2000, the Company obtained financing totaling $575,000 from certain related parties in the form of ten year 12% Subordinated Convertible Debentures (Debentures). In January 2004, these Debentures were converted into 2,300,000 shares of common stock. Interest of $4,000 and $69,000 was charged to operations in each of 2004 and 2003, respectively.

      In August 2001, the Company entered into a $500,000 Line of Credit Agreement with James T. Martin, a significant stockholder of the Company, secured by the Company's accounts receivable. Interest on the outstanding borrowings was 17% per annum, payable quarterly in arrears. This credit facility was repaid in full in May 2003. Interest of $35,000 was charged to operations in 2003.

Note 4- Income Taxes

      For the years ended December 31, 2005, 2004 and 2003, the provision for income taxes consisted of the following:

                                               2005                           2004                       2003
                                      Current         Deferred       Current       Deferred      Current      Deferred
                                    -----------     -----------     ---------     ---------     ---------     ---------
Income tax expense before
  application of operating
  loss carryforwards                $   841.000     $        --     $ 393.000     $      --     $ 205.000     $      --

Income tax expense (benefit)
 of operating loss carryforwards       (718,000)        718,000      (336,000)      336,000      (175,000)
Cahange in valuation
 allowance                                           (2,304,000)                   (873,000)                   (784,000)
                                    -----------     -----------     ---------     ---------     ---------     ---------

Income tax expense (benefit)        $   123,000     $(1,586,000)    $  57,000     $(537,000)    $  30,000     $(784,000)
                                    -----------     -----------     ---------     ---------     ---------     ---------

      The following table reconciles the Company's effective income tax rate on income from operations to the Federal Statutory Rate for the years ended December 31, 2005, 2004 and 2003:

                                                   2005         2004         2003
                                                 -------      -------      -------
Federal Statutory Rate                              34.0%        34.0%        34.0%

State income taxes, net of federal benefit           3.4          5.7          3.6

Effect of:
   Utilization of operating loss carryforward      (34.0)       (34.0)       (34.0)
   Change in valuation allowance                   (44.0)       (54.4)      (141.6)
                                                 -------      -------      -------
                                                   (40.6)%      (48.7)%     (138.0)%
                                                 =======      =======      =======

      Deferred taxes are comprised of the following at December 31, 2005 and 2004:

                                              December 31,    December 31,
                                                  2005            2004
                                              ------------    ------------
      Deferred tax asset:
           Net operating loss carryforward    $ 4,872,000     $ 5,590,000
                                              -----------     -----------

      Gross  deferred tax asset                 4,872,000       5,590,000
      Less: valuation allowance                (1,965,000)     (4,269,000)
                                              -----------     -----------

      Deferred tax asset                      $ 2,907,000     $ 1,321,000
                                              ===========     ===========

      The deferred tax asset represents expected future tax savings resulting from the Company's net operating loss carryforward. As of December 31, 2005, the Company has a net operating loss carryforward of approximately $14.3 million for federal income tax purposes which expire through 2014. Utilization of this benefit is primarily subject to the extent of future earning of the Company, and may be limited by, among other things, shareholder changes, including the possible issuance by the Company of additional shares in one or more financing or acquisition transactions. The Company has established a valuation allowance for the portion of the possible tax savings not likely to be realized by the end of the carryforward period.

      Based upon available objective evidence, including the Company's post-merger history of profitability, management believes it is more likely than not that forecasted taxable income will be sufficient to utilize a portion of the net operating loss carryforward before its expiration in 2014. Accordingly, in 2005, 2004 and 2003 the valuation allowance was reduced by $2,304,000, $873,000 and $784,000, respectively. However, there can be no assurance that the Company will meet its expectations of future income.

Note 5 - Commitments and Contingencies

Leases

      The Company is obligated under non-cancelable operating leases for premises expiring at various dates through April 2010. Future minimum lease payments are $68,000, $73,000, $68,000, $70,000 and $24,000 for the years ended
December 31, 2006, 2007, 2008, 2009 and 2010, respectively. Rent expense for the years ended December 31, 2005, 2004 and 2003 was $97,000, $76,000 and $53,000,
respectively.

Other Agreements

      The Company has employment agreements with Messrs. Wachtel and Wunderlich, as chief executive officer and chief financial officer, respectively, who are also stockholders. The agreements expire in December 31, 2008 and provide for minimum annual compensation of $250,000 and $175,000, and bonuses equal to 10% of the Company's consolidated pre-tax profit (as defined) up to $1,250,000 and, 5% of our consolidated pre-tax profit in excess of $1,250,000, respectively. Bonus payments to each of Messrs. Wachtel and Wunderlich were $125,000 for the years ended December 31, 2005 and 2004, and $51,531 and $55,281 for the year ended December 31, 2003, respectively.

Litigation

      The Company is involved in certain litigation arising in the ordinary course of its business. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position or liquidity.

Note 6 - Stockholders' Equity

Stock Option Plans

      The Company has eight stock option plans; its 1985, 1986, 1989, 1992, 1997, 1999, 2003 and 2005 Plan (collectively, the Plans). Pursuant to the Plans, a total of 10,342,500 shares of Common Stock were made available for grant of stock options. Under the Plans, options have been granted to key personnel for terms of up to ten years at not less than fair value of the shares at the dates of grant and are exercisable in whole or in part at stated times commencing one year after the date of grant. No further grants will be made under the 1985, 1986, 1989 or 1992 Plans.

      Options have been granted under the Plans to independent sales agents under the same general terms and conditions as options granted to employees. Such option grants are primarily based upon profits generated and act as long-term incentives to remain with the Company. Out of the total options outstanding of 7,081,000 as of December 31, 2005, 5,011,000 have been granted to independent sales agents.

      Option activity for the years ended December 31, 2005, 2004 and 2003 was as follows:

                                                          Granted                               Exercisable
                                             -----------------------------------     ----------------------------------
                                                                   Weighted                                 Weighted
                                                Number of           Average             Number of           Average
                                                 Shares          Exercise Price           Shares        Exercise Price
                                             --------------    -----------------     ---------------   ----------------
Outstanding at January 1, 2003                     2,583,000                 .11          1,005,000                $.09
                                                                                     ---------------   ----------------
Forfeited                                        (222,000)                   .10
Exercised                                         (35,000)                   .10
Granted                                          1,769,000                   .20
                                             --------------    -----------------

Outstanding at December 31, 2003                 4,095,000                  $.15          1,802,000                $.10
                                                                                     ---------------   ----------------
Forfeited                                        (736,000)                   .16
Exercised                                        (202,000)                   .07
Granted                                          2,437,000                   .44

Outstanding December 31, 2004                    5,594,000                  $.28          2,449,000                $.15
                                                                                     ---------------   ----------------
Forfeited                                        (611,000)                   .33
Exercised                                        (406,000)                   .13
Granted                                          2,504,000                   .54
                                             --------------    -----------------

Outstanding December 31, 2005                    7,081,000                  $.37          3,245,000                $.25
                                             --------------    -----------------     ---------------   ----------------

As of December 31, 2005, there were 1,228,000 shares of common stock available for issuance pursuant to future stock option grants. Additional information regarding options outstanding as of December 31, 2005 is as follows:

                                        Options outstanding                          Options exercisable
                                        -------------------                          -------------------
                                             Weighted
                                              average
                                             remaining           Weighted                             Weighted
    Range of                             contractual life         average                              average
 exercise prices            Shares            (years)         exercise price         Shares         exercise price
 ---------------            ------            -------         --------------         ------         --------------
    $.05 - .10              925,000             3.45              $.093              925,000             $.093
     .11 - .20            1,227,000             7.08               .158              991,000              .151
     .24 - .37            1,240,000             4.49               .319              705,000              .311
     .41 - .65            3,689,000             4.96               .534              624,000              .561
----------------------------------------------------------------------------------------------------------------------
    $.05 - .65            7,081,000             5.05              $.373            3,245,000             $.248
----------------------------------------------------------------------------------------------------------------------

Weighted average fair value of options granted:

                   2005                             $  .54
                   2004                             $  .42
                   2003                             $  .20

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions by grant year. Adjustments for forfeitures are made as they occur.

                                         2005        2004           2003
                                      -------------------------------------

Risk-free interest rate                  3.00%       3.00%          3.00%
Expected dividend yield                    0%          0%             0%
Expected volatility factor               22.29%      25.24%        41.06%
Expected option term, in years            6.00        5.48           10

Note 7 - Fair Value of Financial Instruments

      The following disclosures of fair value were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable are carried at amounts which reasonably approximate fair value.

Note 8 - Quarterly Results of Operations (Unaudited)

                                            Year Ended December 31, 2005
                                                    Quarter Ended
                                --------------------------------------------------------
                                   Mar 31        June 30         Sep 30         Dec 31
                                -----------    -----------    -----------    -----------
Gross revenues                  $14,915,000    $15,477,000    $17,336,000    $20,312,000
                                -----------    -----------    -----------    -----------

                                -----------    -----------    -----------    -----------
Net  income                     $   393,000    $   441,000    $   580,000    $ 2,194,000
                                ===========    ===========    ===========    ===========

Basic net income per share      $      .013    $      .014    $      .018    $      .069
                                -----------    -----------    -----------    -----------
Diluted net income per share    $      .011    $      .013    $      .017    $      .065
                                ===========    ===========    ===========    ===========

                                                      Year Ended December 31, 2004
                                                             Quarter Ended
                                      -------------------------------------------------------------
                                        Mar 31          June 30           Sep 30           Dec 31
                                      ----------      -----------      -----------      -----------
Gross revenues                        $8,159,000      $10,960,000      $12,938,000      $14,435,000
                                      ----------      -----------      -----------      -----------

                                      ----------      -----------      -----------      -----------
Net  income                           $  176,000      $   271,000      $   278,000      $   741,000
                                      ==========      ===========      ===========      ===========

Basic net income per share            $     .006      $      .009      $      .009      $      .023
                                      ----------      -----------      -----------      -----------
Diluted net income per share          $     .005      $      .008      $      .008      $      .022
                                      ==========      ===========      ===========      ===========

                                                    Year Ended December 31, 2003
                                                             Quarter Ended
                                      -------------------------------------------------------------
                                         Mar 31         June 30           Sep 30           Dec 31
                                      ----------      -----------      -----------      -----------
Gross revenues                        $5,141,000      $ 6,102,000      $ 7,552,000      $ 8,376,000
                                      ----------      -----------      -----------      -----------

                                      ----------      -----------      -----------      -----------
Net income                            $   79,000      $   108,000      $   172,000      $   941,000
                                      ==========      ===========      ===========      ===========

Basic and diluted net income per
   share                              $     .003      $      .004      $      .006      $      .032
                                      ==========      ===========      ===========      ===========

Note 9 - Supplemental Disclosure of Cash Flow Information and Non-cash Financing Activities

      Cash paid for interest in 2005, 2004 and 2003 was $56,000, $50,000 and $109,000, respectively.

      The Company paid no federal income taxes in 2005, 2004 and 2003.

      In January 2004, $575,000 of outstanding 12% convertible debentures was converted into 2,300,000 shares of common stock.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting commissions and expenses, all of which will be paid by the Company. Other than the SEC registration fee all of such expenses are estimated.

Registration fee...................................................  $    438.00
Printing and Edgar Conversion expenses.............................  $  1,500.00
Accounting fees and expenses.......................................  $  1,000.00
Legal fees and expenses............................................  $ 10,000.00
Transfer agent and registrar fees and expenses.....................  $     00.00
Miscellaneous......................................................  $     62.00

         Total.....................................................  $ 13,000.00
                                                                     ===========

Item 14. Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law grants us the power to indemnify our directors and officers against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

      Our Certificate of Incorporation provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

      Our Certificate of Incorporation also provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director. This provision does not eliminate or limit the liability of a director:

      o for breach of his or her duty of loyalty to us or to our stockholders;

      o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      o under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions); or

      o     for any improper benefit.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

      On January 21, 2004, we closed a private placement pursuant to which we issued a total of 1,333,333 shares of our common stock, par value $0.001 per share (common stock"), to an accredited investor. We received $442,201.76 in consideration for the issuance of the securities. The securities were issued pursuant to the exemption from registration provided by Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended. The investor received current information about our company and had the opportunity to ask questions about our company. The investor purchased the securities for investment purposes and the securities they received were marked with the appropriate restrictive legend.

      On January 21, 2004, we issued a total of 2,300,000 shares of our common stock upon conversion of $575,000 of outstanding 12% convertible debentures.

      The foregoing securities were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Section 4(2) thereof, as a transaction by an issuer not involving a public offering. We reasonably believed that the purchaser had such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the investment, each purchaser represented an intention to acquire the securities for investment only and not with a view to distribution thereof and appropriate legends were affixed to the stock certificates or warrants. No commissions were paid in connection with such issuances.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit
   No.                               Description
-------                              -----------

No. 3A            Certificate of Incorporation of the Company, as amended. (9)

No. 3B            Amended and Restated By-Laws of the Company. (5)

No. 4A            Specimen Stock Certificate. (2)

No. 5A            Opinion of Morse, Zelnick, Rose and Lander, LLP

No. 9A Irrevocable Proxies, dated June 1, 2001, appointing Harry Wachtel as proxy of each of William Wunderlich and Mark Weiss with respect to 750,000 and 1,000,000 shares of AutoInfo common stock then respectively owned by each of them. (13)

No. 10A           1986 Stock Option Plan. (1)

No. 10B           1989 Stock Option Plan. (3)

No. 10C           1992 Stock Option Plan. (4)

No. 10D           1997 Stock Option Plan. (6)

No. 10E           1997 Non-Employee Stock Option Plan. (6)

No. 10F           1999 Stock Option Plan. (8)

No. 10G Form of Agreement and Plan of Reorganization among AutoInfo, Inc. on the one hand, and Sunteck Transport Co., Inc., et al., on the other hand, dated June 22, 2000. (7)

No. 10H           Form of Debenture dated December 6, 2000. (7)

No. 10I           Employment  Agreement  between  AutoInfo,  Inc.  and  Harry M.
                  Wachtel dated as of December 7, 2000. (9)

No. 10J           Employment  Agreement  between  AutoInfo,   Inc.  and  William
                  Wunderlich dated December 7, 2000. (9)

No. 10K Amendment to Employment Agreement between AutoInfo, Inc. and Harry M. Wachtel dated as of November 16, 2005. (12)

No. 10L Amendment to Employment Agreement between AutoInfo, Inc. and William Wunderlich dated November 16, 2005. (12)

No. 10M Stock Purchase Agreement between AutoInfo, Inc and Kinderhook Partners, LP dated January 21, 2004.(11)

No. 10N Registration Rights Agreement between AutoInfo, Inc. and Kinderhook Partners, LP, et al, dated October 4, 2004.(11)

No. 10O First Amendment to Revolving Credit and Security Agreement between Wachovia Bank and AutoInfo, Inc., et al (11)

No. 10P Registration Rights Agreement between AutoInfo, Inc. and Kinderhook Partners, LP, et al, dated January 5, 2006.(12)

No. 10Q Second Amendment to Revolving Credit and Security Agreement between Wachovia Bank and AutoInfo, Inc., et al (12)

No. 21A           Subsidiaries of the Registrant. (11)

No. 23A Consent of Dworken, Hillman, LaMorte & Sterczala, P.C., independent registered public accounting firm.

No. 23B           Consent of Morse,  Zelnick,  Rose & Lander,  LLP  (included in
                  Exhibit 5.1)

No. 24A           Power of Attorney (included in signature page)

----------

(1) This Exhibit was filed as an Exhibit to our definitive proxy statement dated October 20, 1986 and is incorporated herein by reference.

(2) This Exhibit was filed as Exhibit to our Registration Statement on Form S-1 (File No. 33-15465) and is incorporated herein by reference.

(3) This Exhibit was filed as an Exhibit to our definitive proxy statement dated September 25, 1989 and is incorporated herein by reference.

(4) This Exhibit was filed as an Exhibit our definitive proxy statement dated October 2, 1992 and is incorporated herein by reference.

(5) This Exhibit was filed as an Exhibit to our Current Report on Form 8-K dated March 30, 1995 and is incorporated herein by reference.

(6) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 1997 and is incorporated herein by reference.

(7) This Exhibit was filed as an Exhibit to our Current Report on Form 8-K dated December 6, 2000 and is incorporated herein by reference.

(8) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and is incorporated herein by reference.

(9) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2000 and is incorporated herein by reference.

(10) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2003 and is incorporated herein by reference.

(11) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2004 and is incorporated herein by reference.

(12) This Exhibit was filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 and is incorporated herein by reference.

(13) This Exhibit was filed as Exhibit to our Registration Statement on Form S-2 (File No. 333-123710) and is incorporated herein by reference.

Item 17. Undertakings.

      A. The undersigned Registrant hereby undertakes:

            (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) include any additional or changed material information with respect to the plan of distribution disclosed in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Boca Raton, State of Florida on March 28, 2006.

                                   AUTOINFO, INC.


                                   By: /s/ Harry M. Wachtel
                                       -----------------------------------------
                                       Harry M. Wachtel, Chief Executive Officer

                                POWER OF ATTORNEY

      ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harry Wachtel and William W. Wunderlich, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities indicated on the date set forth above.

       Signature                                   Title
       ---------                                   -----

/s/ Harry M. Wachtel             Chief Executive Officer, President and Director
--------------------------       (principal executive officer)
Harry M. Wachtel

/s/ William W. Wunderlich        Chief Financial and Accounting Officer
--------------------------       (principal financial officer)
William W. Wunderlich

/s/ Mark Weiss                   Director
--------------------------
Mark Weiss

/s/Peter C. Einselen             Director
--------------------------
Peter C. Einselen

/s/Thomas C. Roberston           Director
--------------------------
Thomas C. Roberston